CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

82-4507

3 December 2003

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

03045457

03 DEC 30 PM 7:21

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 November 2003 till 30 November 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Jessica Lum
Secretariat Manager

dlw 1/7

Encs.

cc VP Tan Wah Nam

s/sec/adr/adrltr-nov03.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Date of release of third quarter 2003 financial results	4 November 2003	SESTL Listing Manual
Establishment of indirect wholly-owned subsidiaries	5 November 2003	SESTL Listing Manual
CapitaLand to launch The Botanic on Lloyd	5 November 2003	For Public Relations Purposes
2003 Third Quarter Financial Statements Announcement	7 November 2003	SESTL Listing Manual
CapitaLand attains profit after tax of S$67.0 million for third quarter of 2003. 3Q 2003 revenue of S$896.0 million is 15.7% higher compared to 3Q 2002	7 November 2003	For Public Relations Purposes
Slides on CapitaLand Limited's unaudited results for the nine months ended 30 September 2003	7 November 2003	For Public Relations Purposes
Jurong Development Pte Ltd – dormant company in members' voluntary liquidation	10 November 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Approval in-principle"	10 November 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand receives court approval for stapling proposal"	10 November 2003	For Public Relations Purchase
Announcements by CapitaLand's subsidiary, Australand Holdings Limited – "(A) Australand lodges court order with ASIC; and (B) Copies of letters to shareholders"	11 November 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, The Ascott Group Limited – "Beijing International Investment Promotion Council appoints Ascott's Deputy CEO as Foreign Professional Consultant"	11 November 2003	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's subsidiary, Rafffles Holdings Limited – "Raffles Group proposes to up stake in Raffles Hotel (1886) Ltd to 100% through acquisition of remaining issued shares in Raffles Hotel (1886) Ltd"	17 November 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Additional information on proposed acquisition of remaining issued shares in Raffles Hotel (1886) Ltd"	18 November 2003	For Public Relations Purposes
Australand Holdings Limited – Implementation of Stapling Proposal	19 November 2003	For Public Relations Purposes
News release by CapitaLand's subsidiary, The Ascott Group Limited – "Ascott increases presence in Australasia – Opens two new serviced residences, Rebrands four properties"	19 November 2003	For Public Relations Purposes
CapitaLand buys its first shopping mall in Tokyo for S$80m. *Mall is seed investment for CapitaRetail Japan Fund*	27 November 2003	For Public Relations Purposes

MASNET No. 37 OF 04.11.2003
Announcement No. 57

82-4507

CAPITALAND LIMITED

DATE OF RELEASE OF THIRD QUARTER 2003 FINANCIAL RESULTS

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand will release its financial results for the nine months ended 30 September 2003 on Friday, 7 November 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
4 November 2003

Submitted by Tan Wah Nam, Company Secretary on 04/11/2003 to the SGX

82-4507

CAPITALAND LIMITED

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following two indirect wholly-owned subsidiaries in:-

SINGAPORE

Name	:	CapitaRetail Japan Fund Limited ("CRJF")
Principal Activity	:	Investment in retail properties in Japan.
Authorised Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each.
Paid-Up Capital	:	S$2 divided into 2 ordinary shares of S$1 each.

CRJF was a shelf company acquired for a consideration of S$2 and is now an indirect wholly-owned subsidiary of CapitaLand Commercial Limited, itself a wholly-owned subsidiary of CapitaLand.

JAPAN

Name	:	CapitaRetail LPM Tokutei Mokuteki Kaisha ("CRTMK")
Principal Activity	:	Acquisition and management of retail properties in Japan.
Paid-Up Capital	:	¥100,000 divided into 2 shares of ¥50,000 each.

Incorporated in Japan, CRTMK is an indirect wholly-owned subsidiary of CapitaLand Commercial Limited.

By Order of the Board

Jessica Lum
Assistant Company Secretary
5 November 2003

Submitted by Jessica Lum, Assistant Company Secretary on 05/11/2003 to the SGX

MASNET No. 16 OF 05.11.2003
Announcement No. 16

82-4507

CAPITALAND LIMITED

CAPITALAND TO LAUNCH THE BOTANIC ON LLOYD

Lloyd.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 05/11/2003 to the SGX

82-4507

CapitaLand

For immediate release
5 November 2003

MEDIA RELEASE

CapitaLand to launch The Botanic on Lloyd (懿园)

Singapore, 5 November 2003 – CapitaLand will be launching its latest residential development, The Botanic on Lloyd. This freehold, boutique development at Lloyd Road is priced at an average of $1,030 per square foot.

The Botanic on Lloyd is elegantly designed with private gardens for each home. These homes are surrounded by lush landscaping that draws its inspiration from botanic gardens. The release of The Botanic on Lloyd follows the successful launch of The Imperial condominium at Jalan Rumbia in August this year. Currently, about 82% of The Imperial is sold.

Ms Patricia Chia, Deputy CEO of CapitaLand Residential Singapore, said: "We have received many enquiries from high net-worth individuals, both in Singapore and from overseas. To-date, we have accepted bookings for about 20 units. The buyers are attracted to The Botanic on Lloyd as it is a distinctive development in a prime location, close to the bustling Orchard Road. At the same time, they can enjoy the lush greenery of their own private gardens and the spaciousness of the individual homes."

The Botanic on Lloyd resembles a garden located in the city. Its verdant landscaping is reminiscent of a small botanic garden. The flora and fauna include tall palms found in drier climes, and water plants that flourish near the water's edge. Even the swimming pool has been designed with a lush landscape around it to look like a natural lake.

The development nestles amidst the Lloyd Road residential estate, which has a charming mix of spacious homes with sprawling grounds, modern apartments, and a wide range of shophouse establishments. It is a short walk to the Somerset MRT Station and allows residents to enjoy the amenities along Orchard Road.

The Botanic on Lloyd has six townhouses and 60 apartments, designed along contemporary architectural lines for those who appreciate nature and space. Full-height windows create a visual extension from the interior of the homes to the beautiful gardens. In addition, each of these homes is designed with open terraces, patios or courtyards that can be used to create private gardens.

For the apartments, buyers can choose from three- or four-bedroom unit types, with sizes ranging from 1,500 sq ft to 3,500 sq ft. These apartments are generous in size and designed to maximise the sense of spaciousness. The entrance to the living room for most of the apartments is through a timber-decked patio, right next to a private garden.

The three-storey townhouses are designed as strata terrace homes within the development. Each townhouse is about 4,400 sq ft in size and comes with five bedrooms and two private carpark lots. An internal courtyard garden infuses the entire home with ample natural light and ventilation. All the rooms open into private gardens. As this is a condominium development, there are no restrictions for foreigners to purchase the townhouses.

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Temporary Occupation Permit for The Botanic on Lloyd is expected by the end of 2006.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The company's hospitality businesses, in hotel and serviced residences, span more than 60 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

Kindly visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited**
Date: **5 November 2003**

For more information, please contact:

Analyst contact:

Harold Woo
Equity Markets
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:

Nicole Neo
Communications
Tel: +65 6826 6869
Email: nicole.neo@capitaland.com.sg

82-4507

CAPITALAND LIMITED

2003 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

CL 2003 3Q announcement.final.p

Submitted by Tan Wah Nam, Company Secretary on 07/11/2003 to the SGX

82-4507

CapitaLand

Embargoed for release till 5.05 pm, 7 November 2003

CAPITALAND LIMITED
2003 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Group			Group		
	3Q 2003 S$'000	3Q 2002 S$'000	% Change	YTD Sep 2003 S$'000	YTD Sep 2002 S$'000	% Change
Revenue	**895,955**	**774,400**	**15.7**	**2,513,498**	**2,265,964**	**10.9**
Cost of sales	(664,044)	(553,931)	19.9	(1,825,567)	(1,586,311)	15.1
Gross profit	231,911	220,469	5.2	687,931	679,653	1.2
Other operating income	47,627	140,157	(66.0)	181,993	220,755	(17.6)
Administrative expenses	(123,476)	(117,538)	5.1	(384,694)	(360,122)	6.8
Other operating expenses	458	(9,935)	NM	(18,909)	(4,480)	322.1
Profit from operations	156,520	233,153	(32.9)	466,321	535,806	(13.0)
Finance costs	(55,340)	(65,818)	(15.9)	(176,389)	(211,553)	(16.6)
Share of results of:						
- associated companies	7,421	14,267	(48.0)	28,830	43,163	(33.2)
- joint venture companies	8,463	8,764	(3.4)	18,307	13,145	39.3
- partnerships	-	-	-	5	(12)	NM
	15,884	23,031	(31.0)	47,142	56,296	(16.3)
Profit before taxation	117,064	190,366	(38.5)	337,074	380,549	(11.4)
Taxation	(34,406)	(29,968)	14.8	(100,998)	(78,216)	29.1
Profit after taxation	82,658	160,398	(48.5)	236,076	302,333	(21.9)
Minority interests (MI)	(15,613)	(18,715)	(16.6)	(56,766)	(62,065)	(8.5)
Profit after tax and MI	**67,045**	**141,683**	**(52.7)**	**179,310**	**240,268**	**(25.4)**

NM *Not meaningful.*

Note: *Some of the numbers in 3Q 2002 and YTD Sep 2002 comparative financial statements have been restated to take into account the effects of revised SAS 12 on Income Taxes which comes into operation in 2002, as well as the reclassification of certain items in subsidiaries' financial statements to be line with Group's classification.*

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement**

	<---- Group ----		-->
	3Q 2003 S$'000	3Q 2002 S$'000	% Change
Investment income	434	8,046	(94.6)
Other income including interest income	47,193	132,111	(64.3)
Depreciation and amortisation	(26,657)	(27,075)	(1.5)
Write-back of/(Provision for) doubtful debts and bad debts	(290)	2,790	NM
(Impairment)/Write-back in value of assets (net of tax & MI)	766	(8,120)	NM
Foreign exchange gain	4,013	2,566	56.4

Investment Income

3Q 2003's investment income of $0.4 million was lower than the $8.0 million recorded in 3Q 2002 due to timing difference in the receipt of dividend income from an investee company in Hong Kong. Dividend income of $15.7 million from the said investee company was received in 1Q of this year compared to $8.0 million which was received in 3Q last year.

Other Income including interest income

3Q 2003's other income was lower than 3Q 2002 by $84.9 million due mainly to lower portfolio gains by $90.6 million. 3Q 2002 included an amount of $100.8 million gain from the listing of CMT.

Taxation Expense

The tax expense of $34.4 million for 3Q 2003 was higher than 3Q 2002's tax expense of $30.0 million by 14.8% due to under-provision for prior years' taxes. Comparing effective tax rates, this quarter's effective tax rate of 29.4% was higher than the tax rate of 15.7% in 3Q 2002 as 3Q 2002 profits included more portfolio gains which were not taxable.

Adjustments for under or overprovision of tax in respect of prior years

The income tax expense is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of under-provision of current tax included in the Group's tax charge for the 3Q 2003 is $3.4 million (3Q 2002 : under-provision of $1.9 million).

Profit or loss on sale of investments, properties and/or plant and equipment

	Group's Share of Profit/(Loss) after tax and MI for the 3rd quarter ended 30/09/2003 $M
Further gain from sale of PT Amethyst Wahyu recognised upon receipt of proceeds	7.7
Further gain on divestment of Brown's Hotel	1.6
Divestment of Vista Healthcare	0.4
Others	(0.5)
Total Group's share of divestment gains after tax & MI	**9.2**

1(b)(i) Balance Sheet

As at 30/09/2003 vs 31/12/2002

	Group			Company		
	30/09/2003 S$'000	31/12/2002 S$'000	% Change	30/09/2003 S$'000	31/12/2002 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,684,499	1,808,013	(6.8)	1,579	2,339	(32.5)
Intangible Assets	41,267	32,109	28.5	-	-	-
Investment Properties	5,758,060	5,771,493	(0.2)	-	-	-
Properties under Devt	170,768	168,448	1.4	-	-	-
Interests in Subsidiaries	-	-	-	7,222,020	7,196,761	0.4
Interests in Associated Companies, Joint Venture Companies and Partnerships	3,066,605	2,735,731	12.1	-	-	-
Other Assets	244,314	234,126	4.4	1,977	1,611	22.7
	10,965,513	**10,749,920**	**2.0**	**7,225,576**	**7,200,711**	**0.3**
Current Assets	**5,742,308**	**5,577,653**	**3.0**	**1,105,980**	**926,014**	**19.4**
Devt Properties for Sale	*3,436,924*	*3,409,528*	*0.8*	-	-	-
Trade & Other Receivables	*971,664*	*897,195*	*8.3*	*787,046*	*576,119*	*36.6*
Cash & Cash Equivalents	*1,111,511*	*1,087,055*	*2.2*	*318,934*	*342,085*	*(6.8)*
Other Current Assets	*222,209*	*183,875*	*20.8*	-	*7,810*	*NM*
Less: Current Liabilities	**4,032,971**	**4,543,958**	**(11.2)**	**1,058,156**	**715,409**	**47.9**
Trade & Other Payables	*1,211,809*	*1,168,640*	*3.7*	*73,511*	*57,786*	*27.2*
Short-Term Borrowings	*2,671,370*	*3,231,993*	*(17.3)*	*976,490*	*657,623*	*48.5*
Other Current Liabilities	*149,792*	*143,325*	*4.5*	*8,155*	-	*NM*
Net Current Assets	**1,709,337**	**1,033,695**	**65.4**	**47,824**	**210,605**	**(77.3)**
Less: Non-Current Liabilities						
Long-Term Borrowings	4,224,672	3,545,245	19.2	829,424	1,124,683	(26.3)
Other Non-Current Liabilities	492,694	391,370	25.9	1,584,689	1,323,976	19.7
	4,717,366	**3,936,615**	**19.8**	**2,414,113**	**2,448,659**	**(1.4)**
	7,957,484	**7,847,000**	**1.4**	**4,859,287**	**4,962,657**	**(2.1)**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,538,488	3,471,860	1.9	2,341,937	2,445,307	(4.2)
Share Capital and Reserves	6,055,838	5,989,210	1.1	4,859,287	4,962,657	(2.1)
Minority Interests	1,901,646	1,857,790	2.4	-	-	-
	7,957,484	**7,847,000**	**1.4**	**4,859,287**	**4,962,657**	**(2.1)**

NM *Not meaningful.*

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	Group As at 30/09/2003 S$'000	Group As at 31/12/2002 S$'000	Group As at 30/09/2002 S$'000
Amount repayable in one year or less, or on demand:-			
Secured	399,985	912,704	632,138
Unsecured	2,271,385	2,319,289	2,499,844
Sub-Total 1	**2,671,370**	**3,231,993**	**3,131,982**
Amount repayable after one year:-			
Secured	1,477,177	1,649,274	2,069,589
Unsecured	2,747,495	1,895,971	1,705,095
Sub-Total 2	**4,224,672**	**3,545,245**	**3,774,684**
Total Debt	**6,896,042**	**6,777,238**	**6,906,666**
Less : Cash and cash equivalents	(1,111,511)	(1,087,055)	(843,719)
Net Debt	**5,784,531**	**5,690,183**	**6,062,947**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents as at 30/09/2003 totalling to about $1,111.5 million included approximately $676.3 million in fixed deposits and approximately $118.4 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

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CAPITALAND LIMITED
2003 Third Quarter Financial Statements Announcement (cont'd)

1(c) Consolidated Cash Flow Statements

	Group			
	3Q 2003 S$'000	**3Q 2002 S$'000**	**YTD Sep 2003 S$'000**	**YTD Sep 2002 S$'000**
Cash Flows from Operating Activities				
Profit before taxation	**117,064**	**190,366**	**337,074**	**380,549**
Adjustments for :				
(Write back)/Amortisation of intangible assets	779	730	(4,344)	2,578
Amortisation of leasehold investment property	31	31	93	93
Allowance/(Write-back) for:				
- Non-current portion of financial assets	-	9,000	(917)	9,257
- Loan to associated companies, joint ventures and partnerships	-	(2,702)	(291)	(2,702)
Non-current employee benefits	439	1,914	1,252	1,104
Depreciation of property, plant and equipment	25,818	26,314	79,706	80,150
Loss/(Gain) on disposal/write-off of property, plant and equipment	(227)	35	(1,814)	927
Impairment/(Write back) of property, plant and equipment	853	-	853	(8,916)
Loss/(Gain) on disposal of investment property	382	(7,079)	462	(7,074)
(Write back)/Write down in value of investment property	-	(12)	-	98
Gain on disposal of non-current financial assets	(436)	-	(436)	-
Gain on disposal of subsidiaries and associated companies	(10,386)	(104,411)	(50,707)	(153,725)
Share of results of associated companies, joint ventures and partnerships	(15,884)	(23,032)	(47,142)	(56,296)
Transfer of reserve on consolidation to the profit and loss account arising from cessation of business of subsidiaries	(10,406)	-	(29,051)	-
Accretion of deferred income	(1,421)	(472)	(2,768)	(2,531)
Interest expense	55,340	65,818	176,389	211,553
Interest income	(19,085)	(7,796)	(54,209)	(26,170)
	25,797	**(41,662)**	**67,076**	**48,346**
Operating profit before working capital changes	**142,861**	**148,704**	**404,150**	**428,895**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	(59,651)	(63,035)	(153,096)	52,299
Development properties for sale	145,407	292,974	178,551	213,290
Trade and other payables	(3,356)	(101,456)	58,170	(166,425)
Amount due from related corporations	(698)	(9,635)	(89)	(11,271)
Financial assets	(20,409)	1,202	(37,823)	(83,351)
	61,293	**120,050**	**45,713**	**4,542**
Cash generated from operations	**204,154**	**268,754**	**449,863**	**433,437**
Income tax paid	(1,844)	(47,905)	(102,629)	(118,377)
Customer deposits and other non-current payables refunded	(9,566)	(57,903)	(19,906)	(24,597)
Proceeds from sales of future receivables	42,865	-	113,422	-
Net Cash generated from Operating Activities	**235,609**	**162,946**	**440,750**	**290,463**

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	Group			
	3Q 2003 S$'000	3Q 2002 S$'000	YTD Sep 2003 S$'000	YTD Sep 2002 S$'000
Cash Flows from Investing Activities				
Purchase of property, plant & equipment	(10,456)	(35,210)	(36,871)	(59,588)
Proceeds from disposal of property, plant & equipment	1,877	-	38,192	15,430
Increase in associated companies, joint ventures and partnerships	(74,109)	(194,817)	(348,071)	(73,021)
Decrease/(Increase) in amounts owing by investee companies	(10,592)	4,074	(8,008)	(7,329)
Additions to investment properties and property under development	(8,540)	(45,151)	(18,732)	(56,409)
Proceeds from disposal of investment properties and property under development	9,619	1,719	10,129	1,863
(Acquisition)/Proceeds of non-current financial assets	(448)	4,755	(952)	13,529
Dividends received from associated companies, joint ventures and partnerships	35,774	8,199	58,080	20,876
(Acquisition)/Disposal of subsidiaries (net)	206,121	373,115	195,700	378,698
Interest income received	7,588	4,826	34,798	15,559
Net Cash generated from/(used in) Investing Activities	**156,834**	**121,510**	**(75,735)**	**249,608**
Cash Flows from Financing Activities				
(Repayment of)/Proceeds from loans from related corporations (net)	-	(4,356)	(26,645)	3,490
(Repayment of)/Proceeds from loans from minority shareholders (net)	(47,477)	91,042	(17,664)	98,359
Contribution from minority interests	2,147	-	7,678	60,609
(Repayment of)/Proceeds from borrowings (net)	12,828	(679,920)	35,256	(1,405,386)
Dividends paid to minority shareholders	(8,178)	-	(44,168)	(66,999)
Dividends paid to shareholders	-	-	(98,177)	(58,906)
Interest expense paid	(58,767)	(73,740)	(212,189)	(246,829)
Net Cash used in Financing Activities	**(99,447)**	**(666,974)**	**(355,909)**	**(1,615,662)**
Net increase/(decrease) in cash and cash equivalents	**292,996**	**(382,518)**	**9,106**	**(1,075,591)**
Cash and cash equivalents at beginning of the period	809,610	1,216,001	1,083,645	1,909,363
Effect of foreign exchange rate changes on cash balances	6,110	2,337	15,965	2,048
Cash and cash equivalents at end of the period	**1,108,716**	**835,820**	**1,108,716**	**835,820**

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CAPITALAND LIMITED
2003 Third Quarter Financial Statements Announcement *(cont'd)*

1(d)(i) Statement of Changes in Equity

3Q 2003 vs 3Q 2002

	<------ Group ------>								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/07/2003	**2,517**	**3,429**	**121**	**4**	**39**	**28**	**(1)**	**(129)**	**6,008**
Profit for 3Q 2003								67	**67**
Realised to P&L			(8)				(10)	8	**(10)**
Foreign currency translation differences						(9)			**(9)**
Balance as at 30/09/2003	**2,517**	**3,429**	**113**	**4**	**39**	**19**	**(11)**	**(54)**	**6,056**
Balance as at 1/07/2002	**2,517**	**3,429**	**121**	**4**	**335**	**(13)**	**7**	**(336)**	**6,064**
Profit for 3Q 2002								142	**142**
Realised to P&L					(121)				**(121)**
Foreign currency translation differences						3			**3**
Share of assoc & jv companies					111				**111**
Others			3		(2)		1	2	**4**
Balance as at 30/09/2002	**2,517**	**3,429**	**124**	**4**	**323**	**(10)**	**8**	**(192)**	**6,203**

3Q 2003 vs 3Q 2002

	<------ Company ------>								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/07/2003	**2,517**	**2,161**	**30**	^	**-**	**-**	**-**	**165**	**4,874**
Loss for 3Q 2003								(15)	**(15)**
Balance as at 30/09/2003	**2,517**	**2,161**	**30**	^	-	-	-	**150**	**4,859**
Balance as at 1/07/2002	**2,517**	**2,161**	**30**	^	**-**	**-**	**-**	**243**	**4,952**
Profit for 3Q 2002								(11)	**(11)**
Balance as at 30/09/2002	**2,517**	**2,161**	**30**	^	-	-	-	**232**	**4,941**

^ *Less than $1.0 million.*

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital
During the quarter under review, there was no change in the Company's issued share capital.

Share Options
Todate this year, 4 batches of share options totalling 25,138,120 with exercise prices ranging from $1.02 to $1.38 per share were granted. The options may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plans rules. Todate this year, there was also no issue of any new shares of the Company by virtue of exercise of options. As at 30/09/2003, there were 70,092,969 (30/09/2002 : 56,168,232) unissued shares under options, after accounting for 2,578,110 share options that were cancelled in 3Q 2003.

Performance Shares
During 3Q 2003, conditional awards of 960,000 performance shares in total were granted to 10 executives of the Group. Todate, no release of performance shares has been made as the three-year performance cycle of the first grant will end in 2004 and any release of performance shares will be in 2005. As at 30/9/2003, there were 3,650,000 (30/09/2002 : 1,780,000) performance shares outstanding under conditional awards, after taking into account 80,000 performance shares which have lapsed in 3Q 2003 upon resignation of executives.

$380 million Convertible Bonds
There are existing $380 million convertible bonds due 2007 issued by the Company which are convertible into 162,685,161 new ordinary shares at the conversion price of $2.3358 per new ordinary share. As at 30/09/2003, the number of new ordinary shares that may be issued on conversion is 162,685,161 (30/09/2002 : 162,685,161).

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2002.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue is 2,517.3 million (YTD Sep 2002: 2,517.3 million) during the financial year under review.

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise prices are equal to or above $1.46, the market share price of the Company as at 30/9/2003, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis for 3Q & YTD Sep 2003 is 2,522.3 million (3Q & YTD Sep 2002 : 2,517.5 million).

		Group			
		3Q 2003	**3Q 2002**	**YTD Sep 2003**	**YTD Sep 2002**
6(a)	EPS based on weighted average number of ordinary shares in issue	2.7 cts	5.6 cts	7.1 cts	9.5 cts
6(b)	EPS based on fully diluted basis	2.7 cts	5.6 cts	7.1 cts	9.5 cts

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	<-------- Group -------->		<------- Company ------>	
	30/09/2003	31/12/2002	30/09/2003	31/12/2002
NAV per ordinary share	$2.41	$2.38	$1.93	$1.97
NTA per ordinary share	$2.39	$2.37	$1.93	$1.97

8. **Review of the performance of the group**

GROUP OVERVIEW

$M	3Q 2003 (3 mths)	3Q 2002 (3 mths)	YTD Sep 2003 (9 mths)	YTD Sep 2002 (9 mths)	2Q 2003 (3 mths)
Sales	896.0	774.4	2,513.5	2,266.0	829.6
EBIT	172.4	256.2	513.5	592.1	209.3
Finance costs	(55.3)	(65.8)	(176.4)	(211.6)	(60.5)
PBT	117.1	190.4	337.1	380.5	148.9
PATMI	67.0	141.7	179.3	240.3	86.6
PATMI (excl. gains/provns)	*46.5*	*39.9*	*116.3*	*88.1*	*45.6*

3Q 2003 vs 3Q 2002

The quarter under review saw some improvement in the various sectors in which the Group has operations. Room occupancy in our hotels and serviced residences rebounded nearly to pre-SARS level although room rates and operating margins are still under pressure. The situation of excess office space in Singapore also seemed to have improved. Sentiment in the Singapore residential market was also better as can be seen by the encouraging take-up rates for new projects launched.

In the light of this cautious recovery, as well as reaping the benefits of proactive refinancing strategies, the Group achieved a profit after tax and minority interests ("PATMI") of $67.0 million for 3Q 2003. Although this is lower than the $141.7 million PATMI recorded for the corresponding period of last year, 3Q 2002 profits included a substantial portfolio gain of $100.8 million upon the successful listing of CapitaMall Trust in July 2002. At operations level, profits were actually about the same and with lower finance costs in this quarter ($55.3 million vs $65.8 million), the PATMI excluding all portfolio gains and provisions was in fact higher at $46.5 million compared to $39.9 million in 3Q 2002.

For turnover, the Group achieved $896.0 million for 3Q 2003 which was $121.6 million or 15.7% higher than 3Q 2002's turnover of $774.4 million. The higher sales can be attributed to higher contributions from Australand and appreciation of the A$, as well as Commercial SBU's construction income and project management fee from the redevelopment of One George Street.

YTD Sep 2003 vs YTD Sep 2002

Comparing YTD Sep 2003 with YTD Sep 2002, the Group achieved a turnover of $2,513.5 million which was $247.5 million or 10.9% higher than the $2,266.0 million recorded previously. The higher turnover was mainly due to higher sales of Australand's housing units which offset the lower turnover recorded by Commercial SBU and Ascott due to loss of contributions from assets divested and bulk of non-core businesses already having been phased out in 2002.

YTD Sep 2003 PATMI of $179.3 million was $61.0 million or 25.4% lower than the $240.3 million recorded in YTD Sep 2002. Excluding portfolio gains and provisions made, the year-to-date PATMI of $116.3 was $28.2 million or about 32.0% higher than the $88.1 million achieved in 3Q of last year. The better performance was mainly due to substantially lower finance costs.

Finance costs incurred for first 9 months were $176.4 million compared with $211.6 million in YTD Sep 2002. The $35.2 million or 16.6% reduction was the result of strategic steps taken by the Group to reduce debt substantially in the past 2 years. The Group also took advantage of the current low interest rates environment to refinance some of the Group's borrowings. Net debt and Group's gearing at end September 2003 was $5.8 billion and 0.73 respectively compared with net debt of $6.1 billion and gearing of 0.75 a year ago. Despite the revaluation deficits taken at year-end 2002 and the 5 cents per share dividend payout in May this year, net tangible assets per share of $2.39 was only slightly lower than $2.44 a year ago as the said reduction in net tangible assets was partially offset by the profits made this year.

Segment Performance

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

Turnover for 3Q 2003 was $116.1 million, an increase of $17.6 million or 17.8% over that of 3Q 2002. The increase was attributable mainly to the progressive recognition of income from the construction contract for the redevelopment of One George Street which commenced in 4Q 2002. 3Q 2003's EBIT of $61.5 million was $56.6 million or 47.9% lower than the corresponding period in 2002 as 2002 included a gain of $50.8 million from Tampines Mall when the Group's stake was reduced from 87% to 33% upon the listing of CapitaMall Trust (CMT). 3Q 2003 also saw a lower share of profits from CMT as a result of the Group's reduced stake though this was partially offset by contribution from the construction contract for One George Street project .

Comparing YTD Sep 2003 with YTD Sep 2002, turnover of $302.4 million was $47.9 million or 13.7% lower due mainly to revenue from the CMT properties not being included and no sales revenue from Canary Riverside. These decreases were partially offset by new revenue stream from the construction contract for One George Street, as well as advisory and structuring fee income earned by Capitaland Financial in respect of the acquisition of IMM Building. EBIT of $175.6 million was lower by 34.0% due to absence of major portfolio gains compared to the corresponding period in 2002 and a lower share of profits due to a reduced stake in CMT.

Residential SBU: CapitaLand Residential Limited ("CRL")

3Q 2003 revenue of $576.7 million was $107.9 million or 23.0% higher than 3Q 2002, mainly due to higher sales contribution from Australian operations. 3Q 2003 EBIT was $69.5 million, representing an increase of 4.2% or $2.8 million, in line with the increase in revenue.

In Singapore, The Imperial was launched in August 2003 and was well-received with a take-up rate of more than 80% todate. In Shanghai, a total 519 units of La Cite' and 436 units of Oasis Riviera were launched todate. The take-up rate is more than 93% and 86% respectively. In Australia, Australand announced it had received Security Holder approval to form a stapled entity to be known as Australand Property Group that will consist of Australand Holdings Limited and Australand Property Trust. Final approval of the stapling proposal will be sought from the Supreme Court of New South Wales in early November 2003.

YTD Sep 2003 revenue of $1,617.5 million was $333.6 million or 26.0% higher than YTD Sep 2002. The increase was mainly due to higher sales contribution from the Australia and Singapore operations. EBIT of $198.9 million represented a 12.3% increase compared to the corresponding period last year. EBIT for Australia operations amounted to $116.1 million, recording a robust growth of 48% compared to 2002. China continues to be a significant market for CRL, contributing 27% to EBIT.

Serviced Residences SBU: The Ascott Group ("Ascott")

3Q 2003 turnover of $46.6 million was $12.1 million lower than 3Q 2002 as the remaining residential units were substantially sold in 2002. The lower turnover was also due to loss of contributions from Cuppage Terrace which was sold in August 2002 and the deconsolidation of Somerset Grand Shanghai which was sold and operated as a management contract from August 2002. However, the serviced residences operations grew 6% in revenue from a year ago, mainly from China, Vietnam and Indonesia.

3Q 2003 EBIT of $13.1 million was $5.1 million lower than 3Q 2002 due mainly to lower contributions from the retail and residential sectors as these businesses were being phased out. The operating performance of the core serviced residences improved over 3Q 2002 due to new contribution from Citadines in Europe and higher contribution from serviced residences in China, Thailand, Vietnam and UK, partly offset by weaker performance from Singapore and Philippines operations.

Comparing YTD Sep 2003 with YTD Sep 2002, turnover of $147.8 million decreased by $31.5 million or 17.6% due mainly to lower sales of remaining residential units. YTD Sep 2003 EBIT of $39.5 million was 36.8% lower than the corresponding period of last year and this was due mainly to lower divestment gains and lower retail contributions, partly offset by improved serviced residences operations.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

3Q 2003 turnover of $130.6 million was $7.3 million or 5.9% higher than 3Q 2002. The increase was due to the consolidation of one month turnover of Swissotel Nankai Osaka following its launch on 1 September 2003 and aggressive marketing campaigns undertaken to maintain market share. The increase was also due to the translation of turnover denominated in foreign currencies (the Swiss Franc, the Euro and the A$) into S$ at higher exchange rates. These more than offset the deconsolidation of Raffles Brown's turnover following its divestment in 2Q 2003.

3Q 2003 EBIT of $15.0 million was higher than 3Q 2002 by $6.4 million or 74.9%. This was due to higher turnover and lower costs from successful implementation of cost containment measures since last quarter as well as an additional gain of $2.6 million from post-completion adjustments for divestment of Raffles Brown's Hotel.

Comparing YTD Sep 2003 with YTD Sep 2002, turnover recorded was $369.5 million or 3.3% lower. However, EBIT of $62.2 million was 57.5% higher than last year due mainly to the gain from the divestment of Raffles Brown's Hotel.

Property Services SBU: PREMAS

3Q 2003 turnover was $3.6 million or 13.2% higher than 3Q 2002. The increase was primarily due to higher revenue from project works. Despite the higher turnover, EBIT remained almost flat due to lower margins.

Turnover increased by $8.9 million or 10.6% over the same period last year. This was mainly attributable to facility management and consulting contracts secured and higher revenue from overseas operations. This resulted in a slight increase in EBIT of $48,000 or 0.8%.

9. **Variance between the forecast or prospect statement (if disclosed previously) and the actual results**

The current announced results are broadly in line with the prospect statement previously disclosed to shareholders in the 2003 second quarter financial statements announcement.

10. **Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

On CapitaLand Commercial, the retail property sector continued to be resilient despite the weak economy. Major asset enhancement initiative at Plaza Singapura in particular is nearing completion, and additional rental income from this property would kick in from 4Q 2003 onwards. The stabilized yield of this property is expected to be uplifted to a minimum of 6%.

After ten consecutive quarters of decline in occupancy, 3Q 2003 marked the first turnaround in island-wide office occupancy, improving by 0.2% to 84.9% *(Source : DTZ Debenham Tie Leung)*. With economic recovery gathering pace since 3Q 2003, there are now early signs of cautious optimism that rental rates for the office and industrial sectors would begin to stabilize.

Overseas, Raffles City Shanghai retail mall was opened on 1 November. The retail component is 98% leased with the balance under offers and negotiations with prospective tenants. The office component is still under construction and completion is targeted for December 2003.

On CapitaLand Financial business, efforts have been stepped up in fund management and financial product activities, and good progress has been made both locally and overseas. The IMM transaction for CapitaMall Trust and the recent launch of the CapitaRetail Singapore to acquire three suburban malls in Singapore (Lot 1 Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall) are illustrative of the steady progress made in developing the CapitaLand Financial franchise. These would contribute towards developing a growing base of recurring fee income stream for 4Q 2003 and beyond, in line with the Group's thrust to become asset lighter and to significantly increase its fee based income.

Residential SBU: CapitaLand Residential Limited ("CRL")

Following the successful launch of The Imperial, CRL intends to launch 2 more projects in Singapore by the end of 2003.

CRL's overseas operations are expected to underpin its profitability. In Shanghai, CRL will continue with its launches of remaining blocks of Summit Residences, La Cite' and Oasis Riviera. CRL expects Australia's full year 2003 profits to be above its 2002 results.

Serviced Residences SBU: The Ascott Group ("Ascott")

3Q 2003 had seen the serviced residences operations improve with occupancies back to or surpassing the pre-SARS and Iraq war levels. The business outlook in the major cities in which Ascott operates is also improving. Businesses in China and the other South-east Asian markets like Thailand and Vietnam are expected to remain stable whilst the UK and European markets will experience decline as the winter season sets in.

Barring any unforeseen circumstances, 4Q 2003 and FY 2003 are expected to be profitable although the profit this year is expected to be lower than last year as FY 2002 profit was underpinned by higher divestment gains.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

The Hotels SBU expects to continue to benefit from the various business initiatives and cost rationalisation it has put in place as well as from its growth strategy of adding new management contracts to its existing portfolio. For 4Q 2003, the Hotels SBU's operations are expected to be profitable while the performance of Tincel Properties (which owns the Raffles City Complex) is expected to remain stable.

For the whole of 2003, the performance of operations is expected to remain profitable and the gain from the successful divestment of Raffles Brown's Hotel will contribute positively to the overall 2003 profit attributable to shareholders.

Property Services SBU: PREMAS

PREMAS is expected to remain profitable for the rest of the year.

GROUP OVERALL PROSPECTS FOR 2003

The expected improvement in the macroeconomic conditions globally and in Singapore should boost the prospects for a recovery in the Singapore office and residential property market. Demand for hospitality services should similarly improve with the global economic recovery. In addition, the Group's 2003 performance will continue to be driven by contribution from its overseas operations, particularly from China and Australia. The Group will continue to advance its multi-local strategy and seek new investment opportunities in cities with strong economic and demographic fundamentals.

As part of its ongoing effort to strengthen balance sheet and improve shareholders' returns, the Group will continue to explore opportunities to monetize assets by tapping on its skills in structuring real-estate based financial products.

In line with financial reporting standards and Group's policy, review of carrying values of the Group's assets will be carried out for year-end audit purposes. First half year decline in the rental and occupancy rates for the office and industrial sectors is likely to negatively impact the aggregate capital values of the Group's office and industrial property portfolio.

The Group expects its operations to remain profitable in 2003.

11. Dividend

11(a) **Any dividend declared for the present financial period?** Nil
11(b) **Any dividend declared for the previous corresponding period?** Nil
11(c) **Date payable** : Not applicable
11(d) **Books closing date** : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(a) By Strategic Business Units (SBUs) – 3Q 2003 vs 3Q 2002

	<------------Turnover ---------->			<---Profit before interest & tax--->		
	3Q 2003 (3 mths) S$'000	**3Q 2002 (3 mths) S$'000**	**% Change**	**3Q 2003 (3 mths) S$'000**	**3Q 2002 (3 mths) S$'000**	**% Change**
Commercial & Financial	116,112	98,546	17.8	61,538	118,123	(47.9)
Residential	576,710	468,846	23.0	69,537	66,753	4.2
The Ascott Group	46,643	58,793	(20.7)	13,141	18,260	(28.0)
RHL Group & RCH	130,617	123,309	5.9	14,958	8,553	74.9
Property Services Group	31,161	27,531	13.2	2,197	2,198	-
Others and consolidation adjms	(5,288)	(2,625)	101.5	11,033	42,297	(73.9)
Group	**895,955**	**774,400**	**15.7**	**172,404**	**256,184**	**(32.7)**

13(a)(b) By Strategic Business Units (SBUs) – YTD Sep 2003 vs YTD Sep 2002

	<------------Turnover ---------->			<---Profit before interest & tax--->		
	YTD Sep 2003 S$'000	**YTD Sep 2002 S$'000**	**% Change**	**YTD Sep 2003 S$'000**	**YTD Sep 2002 S$'000**	**% Change**
Commercial & Financial	302,353	350,297	(13.7)	175,635	266,172	(34.0)
Residential	1,617,522	1,283,973	26.0	198,881	177,079	12.3
The Ascott Group	147,811	179,281	(17.6)	39,485	62,450	(36.8)
RHL Group & RCH	369,505	382,194	(3.3)	62,245	39,519	57.5
Property Services Group	92,815	83,950	10.6	6,286	6,238	0.8
Others and consolidation adjms	(16,508)	(13,731)	(20.2)	30,931	40,644	(23.9)
Group	**2,513,498**	**2,265,964**	**10.9**	**513,463**	**592,102**	**(13.3)**

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	<------------Turnover ---------->			<-- Profit before interest & tax --> (including exceptional items)		
	YTD Sep 2003 S$'000	**YTD Sep 2002 S$'000**	**% Change**	**YTD Sep 2003 S$'000**	**YTD Sep 2002 S$'000**	**% Change**
The Ascott Group	147,811	179,281	(17.6)	39,485	55,546	(28.9)
Raffles Holdings Group	284,222	282,460	0.6	66,734	44,463	50.1

13(a)(c) By Geographical Location – 3Q 2003 vs 3Q 2002

	<-------------Turnover ---------->			<--Profit before interest & tax-->		
	3Q 2003 (3 mths) S$'000	**3Q 2002 (3 mths) S$'000**	**% Change**	**3Q 2003 (3 mths) S$'000**	**3Q 2002 (3 mths) S$'000**	**% Change**
Singapore	313,287	291,587	7.4	100,835	157,839	(36.1)
Australia & New Zealand	418,373	304,881	37.2	32,664	32,621	0.1
China	69,198	80,124	(13.6)	25,345	21,685	16.9
Asia (excl. Sgp & China)	27,730	26,698	3.9	18,810	26,502	(29.0)
Europe	58,993	62,692	(5.9)	(5,438)	17,386	NM
Others	8,374	8,418	(0.5)	188	151	24.5
Group	**895,955**	**774,400**	**15.7**	**172,404**	**256,184**	**(32.7)**

13(a)(d) By Geographical Location – YTD Sep 2003 vs YTD Sep 2002

	<-------------Turnover ---------->			<--Profit before interest & tax-->		
	YTD Sep 2003 S$'000	**YTD Sep 2002 S$'000**	**% Change**	**YTD Sep 2003 S$'000**	**YTD Sep 2002 S$'000**	**% Change**
Singapore	944,090	970,551	(2.7)	238,418	362,449	(34.2)
Australia & New Zealand	1,107,501	711,431	55.7	112,907	76,292	48.0
China	170,005	259,820	(34.6)	60,763	63,229	(3.9)
Asia (excl. Sgp & China)	75,123	87,066	(13.7)	57,671	60,507	(4.7)
Europe	190,077	209,561	(9.3)	36,913	22,404	64.8
Others	26,702	27,535	(3.0)	6,791	7,221	(6.0)
Group	**2,513,498**	**2,265,964**	**10.9**	**513,463**	**592,102**	**(13.3)**

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to paragraph 8.

15. Breakdown of sales for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
7 November 2003

82-4507

CAPITALAND LIMITED

CAPITALAND ATTAINS PROFIT AFTER TAX OF S$67.0 MILLION FOR THIRD QUARTER OF 2003. 3Q 2003 REVENUE OF S$896.0 MILLION IS 15.7% HIGHER COMPARED TO 3Q 2002

3Q2003 press release - FINAL.p

Submitted by Tan Wah Nam, Company Secretary on 07/11/2003 to the SGX

82-4507

CapitaLand

CapitaLand attains profit after tax of S$67.0 million for third quarter of 2003

3Q 2003 revenue of S$896.0 million is 15.7% higher compared to 3Q 2002

Singapore, 7 November 2003 – The CapitaLand Group reported profit after tax and minority interests (PATMI) of S$67.0 million for 3Q 2003. The PATMI for 3Q 2002, which included a S$100.8 million gain from the listing of CapitaMall Trust in July 2002, was S$141.7 million. However, excluding all portfolio gains and provisions, PATMI for 3Q 2003 was S$46.5 million, which is 16.5% higher compared to S$39.9 million in 3Q 2002.

The Group's revenue for 3Q 2003 was S$896.0 million, a 15.7% increase from the 3Q 2002 revenue of S$774.4 million. The higher revenue was due to contributions from the Group's Australian operations, as well as construction income and project management fees from the redevelopment of One George Street.

SUMMARY OF RESULTS				
S$M	**3Q 2003 (3 mths)**	**3Q 2002 (3 mths)**	**YTD Sep 2003 (9 mths)**	**YTD Sep 2002 (9 mths)**
Revenue	896.0	774.4	2,513.5	2,266.0
EBIT	172.4	256.2	513.5	592.1
Finance costs	(55.3)	(65.8)	(176.4)	(211.6)
PBT	117.1	190.4	337.1	380.5
PATMI	67.0	141.7	179.3	240.3
PATMI (excluding all portfolio gains and provisions)	*46.5*	*39.9*	*116.3*	*88.1*

CapitaLand

The Group's year-to-September 2003 revenue was up from S$2,266.0 million to S$2,513.5 million, a 10.9% increase from the same period last year. This higher contribution was mainly from residential operations, in particular from Australia.

The year-to-September 2003 PATMI was S$179.3 million. The operating PATMI was S$116.3 million, or 32.0% higher than the S$88.1 million achieved for the same period in 2002, after excluding portfolio gains and provisions. Finance costs for the first nine months were S$176.4 million, 16.6% lower compared to the S$211.6 million for the corresponding period a year ago. The Group's net debt and gearing as at end September 2003 were S$5.8 billion and 0.73 respectively, compared to a higher net debt of S$6.1 billion and a gearing of 0.75 a year ago. As at end September 2003, net tangible assets per share stood at S$2.39.

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "At the operating level, the Group has performed well. Our hospitality businesses are seeing a rebound. Our residential business continues to do very well in Australia and China. In Singapore there has been encouraging take up rates for new home launches. We have successfully reduced debt and finance costs over the years. The macroeconomic conditions have improved globally and in Singapore. We have put in place new initiatives to expand income streams including structuring real-estate based financial products. The Group will continue to advance its multi-local strategy and seek new business opportunities abroad. We expect our 2003 operations to be profitable."

82-4507

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

For more information, please contact:

Harold Woo
Equity Markets
Tel: 68233 210

Basskaran Nair
Communications
Tel: 68233 554

For the full 3Q 2003 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

MASNET No. 41 OF 07.11.2003
Announcement No. 57

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT - SLIDES ON CAPITALAND LIMITED'S UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003

CL 3Q03 - slides.pdf

Submitted by Tan Wah Nam, Company Secretary on 07/11/2003 to the SGX

82-4507

CapitaLand

9 Months to Sep 2003 Results Presentation



7 November 2003

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

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9 Months to Sep 2003 Results

($ million)	YTD Sep 02	YTD Sep 03	Change
REVENUE	2,266.0	2,513.5	10.9%
EBIT	592.1	513.5	(13.3%)
PBT	380.6	337.1	(11.4%)
PATMI[1]	240.3[2]	179.3	(25.4%)
Operational PATMI	88.1	116.3	32.0%

Note:
1. Includes PATMI from operations, portfolio gains, provisions and writebacks.
2. 9-month to Sep-02 PATMI included the $100.8 million gain from listing CMT in July 2002.

CapitaLand

Key Financial Ratios

	YTD Sep 02	YTD Sep 03	Change
Net Debt-to-Equity	0.75	**0.73**	**Improved**
Interest Cover Ratio (ICR)	3.50	**4.43**	**Improved**
Interest Servicing Ratio (ISR)	3.92	**4.42**	**Improved**

$$\text{ICR} = \frac{\text{(Profit before MI, Tax, Net Interest Expense, Dep \& Amort)}}{\text{Net Interest Expense}}$$

$$\text{ISR} = \frac{\text{Operating Cashflow}}{\text{Net Cash Interest Payment}}$$

CapitaLand

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Analysis of Revenue by SBU

SBU	YTD Sep 02 ($ m)	YTD Sep 03 ($ m)	Change	Comments
Commercial/ Financial	350.3	**302.4**	(13.7%)	• Lower as revenue from the three malls injected into CapitaMall Trust (CMT) were deconsolidated since July 2002. (Contributions from CMT assets now equity accounted). • Partially offset by progressive recognition of construction income and project management fees for the redevelopment of One George Street, and advisory and structuring fees earned by CapitaLand Financial arising from the acquisition of IMM Building.
Residential	1,284.0	**1,617.5**	26.0%	• Higher sales contribution from Singapore and Australia operations.
Serviced Residences	179.3	**147.8**	(17.6%)	• Lower sales of remaining units in the non-core residential business segment.
Hotels	382.2	**369.5**	(3.3%)	• The 1 month contribution from Swissotel Nankai Osaka and the strengthening of Euro, Swiss Franc and A$ against S$ have largely mitigated the impact of SARS outbreak.
Property Services	84.0	**92.8**	10.6%	• New facility management and consulting contracts were secured. • Higher revenue from overseas operations.
REVENUE	2,266.0	**2,513.5**	10.9%	

CapitaLand

Analysis of EBIT by SBU

SBU	YTD Sep 02 ($ m)	YTD Sep 03 ($ m)	Change	Comments
Commercial/ Financial	266.2	**175.6**	(34%)	• Absence of major portfolio gains compared to corresponding period in 2002. • Lower share of profits due to reduced stake in CMT following the listing of CMT in July 2002.
Residential	177.1	**198.9**	12.3%	• EBIT from Australia grew 48% year-on-year.
Serviced Residences	62.5	**39.5**	(36.8%)	• Lower divestment gains and contributions from non-core retail business. • Partly offset by improved serviced residences operations.
Hotels	39.5	**62.2**	57.5%	• Lower costs from the successful implementation of business initiatives and cost rationalization. • Gains from the divestment of Raffles Brown's Hotel.
Property Services	6.2	**6.3**	0.8%	• In line with increase in revenue.
EBIT	592.1	**513.5**	(13.3%)	

CapitaLand

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Overseas Contribution – 9 Months to Sep 2003


Others,
$1.6b, 9%
Europe,
$1.2b, 7%
China,
$1.1b, 6%
Australia & NZ,
$2.1b, 13%
Singapore,
$10.8b, 65%
Assets
$16.7b
Others,
$102m, 4%
Europe,
$190m, 8%
China ,
$170m, 7%
Australia & NZ,
$1,108m, 43%
Singapore,
$944m, 38%
Revenue
$2.5b
Others,
$65m, 13%
Europe,
$37m, 7%
China ,
$61m, 12%
Australia & NZ,
$113m, 22%
Singapore,
$238m, 46%
EBIT
$514m

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Overseas Revenue Growth



Singapore vs Overseas Revenue ($ m)
1,448
1,474
1,404
1,829
1,269
1,995
944
1,569
2000
2001
2002
9M03
S'pore
Overseas

Increase from 50% to 62% of total

Overseas EBIT Growth

Singapore vs Overseas EBIT ($ m)



420
-110
295
74
425
342
238
275
20
2001
2002
9M03
S'pore
Overseas

Significant turnaround to 54% of total

CapitaLand

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Stages of Income Recognition – Singapore Residential Projects

Project	Units	% Sold	% Completed
		Sep-03	Sep-03
Launched in 2001			
Tanamera Crest	288	100%	65%
The Levelz	126	88%	67%
Launched in 2002			
The Waterina	398	89%	36%
The Shelford	215	89%	22%
Belmond Green	163	52%	66%
	(Launched)		
Casabella	82	37%	9%
Glentrees	176	57%	24%
Launched in 2003			
The Imperial	187	63%*	0%

* Based on options issued as at 26 October 2003, the take-up rate for The Imperial was more than 80%.

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Stages of Income Recognition - China Residential Projects

Project	Units	% Sold	% Completed
		Sep-03	Sep-03
Launched in 2002/2003	(Launched)		
Summit Residences	796	79%[1]	43%
La Cité	519	53%[1]	25%
Oasis Riviera	252	33%[2]	19%

Note:

1. Based on options issued as at 26 October 2003, the take-up rate for Summit Residences and La Cité was 90% and 93% respectively.
2. Based on options issued and total 436 units launched as at 26 October 2003, the take-up rate for Oasis Riviera was 86%.

CapitaLand

Leases Up For Renewal (% of Area) - Singapore Commercial Properties


3%
19%
17%
6%
24%
28%
2%
34%
20%
Office
Retail
Industrial
4Q03
2004
2005

CapitaLand

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Occupancy - Singapore Commercial Properties


84%
87%
86%
94%
93%
89%
82%
81%
64%
Office
Retail
Industrial
As at Dec 02
As at Jun 03
As at Sep 03

CapitaLand

Thank You

CapitaLand

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CAPITALAND LIMITED

JURONG DEVELOPMENT PTE LTD – DORMANT COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

The Board of Directors of CapitaLand Limited wishes to announce that its indirect 80%-owned subsidiary, Jurong Development Pte Ltd ("JDPL"), has been placed under members' voluntary liquidation. The balance 20% stake in JDPL is held by a party unrelated to the CapitaLand Group.

Messrs Lam Seng Tiong and Tan Suah Pin of Messrs S P Tan & Co have been appointed as the liquidators of JDPL.

JDPL is currently dormant. The voluntary liquidation of JDPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
10 November 2003

Submitted by Tan Wah Nam, Company Secretary on 10/11/2003 to the SGX

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "APPROVAL IN-PRINCIPLE"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL - 10 Nov 2003.pd

Submitted by Jessica Lum, Assistant Company Secretary on 10/11/2003 to the SGX

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AUSTRALAND

SGX-ST ANNOUNCEMENT

10 November 2003

APPROVAL IN-PRINCIPLE

Australand Holdings Limited ("**Australand**") has previously made announcements on 20 August 2003, 16 September 2003 and 27 October 2003 in connection with the proposal ("**Stapling Proposal**") to form a stapled entity to be known as Australand Property Group ("**APG**").

Australand is pleased to announce that pursuant to its previous announcements:

1. on 7 November 2003 Australand obtained the approval in-principle of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for the listing and quotation of APG stapled securities as a secondary listing of APG stapled securities on the SGX-ST ("**Listing**"); and

2. the SGX-ST has, in connection with the Listing, granted waivers in respect of the following Rules of the listing manual of the SGX-ST ("**Listing Manual**") and sections of the IOSCO Document (as defined in the Listing Manual):

   (a) Rules 404(4) and 614 of the Listing Manual in relation to the requirement that a newly formed investment must not change its investment objectives and policies in the first three years unless approved by a special resolution of the shareholders in a general meeting and a statement of the same in the introductory document;

   (b) Rules 220(2) and 606(7)(a) of the Listing Manual in relation to the requirement to reconcile the financial statements to IAS, SAS or US GAAP;

   (c) Rules 606(4)(b) to (d) of the Listing Manual in relation to the requirement to disclose the following in the introductory document:

      (i) details of the principal directorships held by the directors of the issuer in the last 5 years;

      (ii) details of the management reporting structure of the issuer; and

      (iii) any matter set out in Appendix 2.4 of the Listing Manual which is material to investors.

   (d) Rules 606(7)(b) and (c) of the Listing Manual in relation to the requirement to disclose certain proforma financial statements of the issuer in the introductory document;

   (e) Part III, Sections A1 and A2, Part VIII, Sections A1 and A2 of the IOSCO Document in relation to the requirement to disclose certain historical financial data of the issuer with comparatives in the introductory document;

   (f) Part IV, Section A5 of the IOSCO Document in relation to the requirement to disclose a description, including the amount invested, of the issuer's principal capital expenditures and divestitures since the beginning of the issuer's last three financial years to the date of the listing document;

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)	Melbourne Commercial & Industrial	Melbourne Land & Housing	Melbourne Apartments	Perth	Brisbane
Level 3 1C Homebush Bay Dr Rhodes NSW 2138 Locked Bag 2106 North Ryde NSW 1670 DX 8419 Ryde Tel: 02 9767 2000 Fax: 02 9767 2900	Building 1 Level 5, 658 Church St Richmond VIC 3121 PO Box 4555 Richmond VIC 3121 Tel: 03 9426 1000 Fax: 03 9426 1050	Level 2, 352 Wellington Rd Mulgrave VIC 3170 DX 16630 Oakleigh Tel: 03 8562 2000 Fax: 03 8562 2077	17-23 Queensbridge St Southbank VIC 3006 Tel: 03 8695 6400 Fax: 03 9690 1280	Level 2 47 Colin St West Perth WA 6005 Tel: 08 9486 4500 Fax: 08 9486 4200	32 Logan Rd Woolloongabba QLD 4102 PO Box 1365 Coorparoo QLD 4151 Tel: 07 3391 7466 Fax: 07 3891 1389

(g) Part VI, Section A3 of the IOSCO Document in relation to the requirement to disclose the date of birth or age of directors and senior management of the issuer in the introductory document;

(h) Part VI, Section B1 of the IOSCO Document in relation to the requirement to disclose the amount of compensation paid, benefits in kind generated, to the issuer's directors in the introductory document;

(i) Part VI, Section C3 of the IOSCO Document in relation to the requirement to disclose details relating to the issuers's audit committee and remuneration committee, including the names of the committee members and a summary of the terms of reference under which the committee operates in the introductory document; and

(j) Part VI, Section D of the IOSCO Document in relation to the requirement to disclose either the number of employees at the end of the period or the average for the period for each of the past three financial years, and any significant change in the number of employees and information regarding the relationship between management and labour unions in the introductory document.

The in-principle approval of the SGX-ST as described above is subject to, among other conditions, final approval of the Supreme Court of New South Wales being obtained in respect of the Stapling Proposal and is not to be taken as an indication of the merits of APG, APG stapled securities or the Stapling Proposal.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

MASNET No. 18 OF 10.11.2003
Announcement No. 18

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND RECEIVES COURT APPROVAL FOR STAPLING PROPOSAL"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 10/11/2003 to the SGX

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AUSTRALAND

ASX ANNOUNCEMENT

10 November 2003

AUSTRALAND RECEIVES COURT APPROVAL FOR STAPLING PROPOSAL

Australand Holdings Limited ("Australand") announces that the Supreme Court of New South Wales has today issued orders approving the schemes of arrangement between Australand and its shareholders and optionholders. The Company's Stapling Proposal will now be implemented following the security holder approvals received at meetings held on Monday, 27 October 2003 and Court approval obtained today.

Australand advises that it will lodge a copy of the Court's orders with the Australian Securities and Investments Commission on Tuesday, 11 November 2003.

The timetable for the implementation of the Stapling Proposal is as follows:

▪ Last day of trading in Australand ordinary shares and Reset Convertible Preference Shares ("Reset Prefs")	11 November 2003
▪ Australand Property Group ("APG") stapled securities commence trading on a deferred settlement basis	12 November 2003
▪ Record date for determining security holders entitled to participate in Stapling Proposal	18 November 2003
▪ Stapling Proposal Implementation Date	19 November 2003
▪ Expected date for despatch of new holding statements for APG stapled securities	21 November 2003
▪ Normal trading in APG stapled securities expected to commence	24 November 2003
▪ Initial payment of Reset Prefs cancellation consideration to be made by	26 November 2003
▪ Deferred payment of Reset Prefs cancellation consideration to be made by	31 January 2004

For further information, please contact:

Phil Mackey
Company Secretary
Tel: (02) 9767 2182

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CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "(A) AUSTRALAND LODGES COURT ORDERS WITH ASIC; AND (B) COPIES OF LETTERS TO SHAREHOLDERS"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued announcements on the above matters. Attached AHL's announcements are for information.

AHL - annc2.pdf

AHL - annc3.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 11/11/2003 to the SGX

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AUSTRALAND

ASX ANNOUNCEMENT

11 November 2003

AUSTRALAND LODGES COURT ORDERS WITH ASIC

Australand Holdings Limited ("Australand") has today lodged with the Australian Securities & Investments Commission ("ASIC") the Court orders made by the Supreme Court of New South Wales on Monday, 10 November 2003 approving the schemes of arrangement between Australand and its shareholders and optionholders.

In addition, in accordance with the Listing Rules, Australand confirms that it is 15 days after lodgement with ASIC of the selective capital reduction resolution approving the reduction in capital of its Reset Convertible Preference Shares, passed at security holder meetings on Monday 27 October 2003. The reduction of capital will occur as part of the implementation of the Scheme on 19 November 2003.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: (02) 9767 2182

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AUSTRALAND

31 October 2003

Dear Shareholder,

Formation of Australand Property Group

Following my last letter to you dated 20 August 2003 in relation to the Australand Holdings Limited ("Australand") proposal to create a stapled entity to be known as Australand Property Group ("Stapling Proposal"), I am pleased to inform you that Australand security holders overwhelmingly approved the Stapling Proposal at the Australand security holder meetings held on Monday 27 October 2003. Final approval of the Stapling Proposal is to be sought from the Supreme Court of New South Wales on 10 November 2003.

What does this mean for Australand's ordinary shareholders?

Shareholders who are on the register as at 18 November 2003 and who are resident of Australia, New Zealand or Singapore, will receive one unit in the new Australand Property Trust for each Australand ordinary share held. Your Australand ordinary shares and Australand Property Trust units will be stapled together on a one for one basis to form Australand Property Group stapled securities. These stapled securities will then trade on the Australian and Singapore stock exchanges as a single security, the same way as Australand's existing ordinary shares have done to date.

Each shareholder on the register as at 18 November 2003 resident in a jurisdiction other than Australia, New Zealand or Singapore ("Foreign Shareholders") is not eligible to participate in the Stapling Proposal and will have their existing Australand ordinary shares transferred to a sale trustee who will also be issued the relevant units in Australand Property Trust under the Stapling Proposal. The sale trustee will sell the Australand Property Group stapled securities on the ASX as soon as reasonably practicable and the relevant proceeds of sale will be remitted to each of the Foreign Shareholders.

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)	Melbourne Commercial & Industrial	Melbourne Land & Housing	Melbourne Apartments	Perth	Brisbane
Level 3 1C Homebush Bay Dr Rhodes NSW 2138 Locked Bag 2106 North Ryde NSW 1670 DX 8419 Ryde Tel: 02 9767 2000 Fax: 02 9767 2900	Building 1 Level 5, 658 Church St Richmond VIC 3121 PO Box 4555 Richmond VIC 3121 Tel: 03 9426 1000 Fax: 03 9426 1050	Level 2, 352 Wellington Rd Mulgrave VIC 3170 DX 16630 Oakleigh Tel: 03 8562 2000 Fax: 03 8562 2077	17-23 Queensbridge St Southbank VIC 3006 Tel: 03 8695 6400 Fax: 03 9690 1280	Level 2 47 Colin St West Perth WA 6005 Tel: 08 9486 4500 Fax: 08 9486 4200	32 Logan Rd Woolloongabba QLD 4102 PO Box 1365 Coorparoo QLD 4151 Tel: 07 3391 7466 Fax: 07 3891 1369

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AUSTRALAND

ASX ANNOUNCEMENT

For Information Only

11 November 2003

Attached for information are copies of letters recently sent to all stakeholders following the security holder approval of Australand's Stapling proposal.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

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AUSTRALAND

31 October 2003

Dear Shareholder

Formation of Australand Property Group

Australand Property Group Stapling Proposal

The Explanatory Memorandum and Notices of Meeting forwarded to you in September 2003 outlined the Australand Holdings Limited ("Australand") Proposal to form a stapled entity to be known as Australand Property Group. This is to be achieved by stapling shares in Australand to units in a new trust known as the Australand Property Trust to form Australand Property Group stapled securities. This Proposal was approved at Australand security holder meetings held on 27 October 2003.

I am writing to you as your registered address is in a place other than Australia, New Zealand or Singapore.

What does this mean for you?

As set out in the Explanatory Memorandum, each ordinary shareholder in Australand as at 18 November 2003 whose registered address is in a place other than Australia, New Zealand or Singapore ("Foreign Shareholders") will have their ordinary shares transferred to a sale trustee who will then be issued with the relevant units in the Australand Property Trust under the Proposal. The sale trustee will then sell the resulting Australand Property Group stapled securities on the Australian Stock Exchange within 30 days of the implementation date and remit the proceeds of such sale to each Foreign Shareholder according to their holdings. Australand has agreed to bear all costs in relation to the sale of the stapled securities by the sale trustee. The implementation date of the Proposal is currently expected to be 19 November 2003.

Australand Property Group Non-Renounceable Entitlement Offer

The Explanatory Memorandum for the Proposal also set out the intention of Australand Property Group to undertake a non-renounceable entitlement offer of stapled securities, to be offered following the security holder meetings only to ordinary shareholders whose registered address is in Australia, New Zealand or Singapore.

006157 - V1

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)	Melbourne Commercial & Industrial	Melbourne Land & Housing	Melbourne Apartments	Perth	Brisbane
Level 3	Building 1	Level 2,	17-23 Queensbridge St	Level 2	32 Logan Rd
1C Homebush Bay Dr	Level 5, 658 Church St	352 Wellington Rd	Southbank VIC 3006	47 Colin St	Woolloongabba
Rhodes NSW 2138	Richmond VIC 3121	Mulgrave VIC 3170	Tel: 03 8695 6400	West Perth WA 6005	QLD 4102
Locked Bag 2106	PO Box 4555	DX 16630 Oakleigh	Fax: 03 9690 1280	Tel: 08 9486 4500	PO Box 1365
North Ryde NSW 1670	Richmond VIC 3121	Tel: 03 8562 2000		Fax: 08 9486 4200	Coorparoo QLD 4151
DX 8419 Ryde	Tel: 03 9426 1000	Fax: 03 8562 2077			Tel: 07 3391 7466
Tel: 02 9767 2000	Fax: 03 9426 1050				Fax: 07 3891 1389
Fax: 02 9767 2900					

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I am also pleased to inform you that the Unitholders of Australand Wholesale Property Trust ("AWPT") and Australand Wholesale Property Trust No.2 ("AWPT2") have also approved the offer by Australand Property Trust to acquire all the units in AWPT and AWPT2 not currently held by Australand and its subsidiaries.

This now marks the completion of the first stage of the transition of Australand into a stapled entity and Australand Property Group will now proceed with the previously announced $225 million non-renounceable entitlement offer ("Offer"), subject to Court approval being received on 10 November 2003.

Ordinary shareholders who are resident of Australia, New Zealand or Singapore, will receive in the next few weeks a combined product disclosure statement and prospectus in connection with the Offer to raise $225 million. The purpose of the capital raising essentially is to fund the cash consideration required for the acquisition of the units in AWPT and AWPT2, the cancellation of the Reset Convertible Preference Shares and retire part of Australand Property Group debt.

A copy of the announcement lodged with the Australian Stock Exchange on Monday is attached for your information. If you have any questions, please contact our Company Secretary, Mr. Phil Mackey, by phone on 02 9767 2000 or by email at pmackey@australand.com.au.

Yours sincerely

Brendan Crotty
Managing Director

006157 - V1

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AUSTRALAND

31 October 2003

Dear Reset Pref Holder,

Cancellation of Reset Convertible Preference Shares

Following my last letter to you dated 20 August 2003 in relation to the Australand Holdings Limited ("Australand") proposal to create a stapled entity to be known as Australand Property Group ("Stapling Proposal"), I am pleased to inform you that Australand's security holders overwhelmingly approved the Stapling Proposal at the security holder meetings held on Monday 27 October 2003. Final approval of the Stapling Proposal is to be sought from the Supreme Court of New South Wales on 10 November 2003.

What does this mean for holders Australand Reset Convertible Preference Shares?

Holders of Reset Convertible Preference Shares ("Reset Prefs") will have their Reset Prefs cancelled and will receive the consideration outlined in the Explanatory Memorandum dated 16 September 2003. The last day of trading of the Reset Prefs on the ASX is expected to be 11 November 2003 and the Reset Prefs are expected to be cancelled on 19 November 2003. On cancellation of the Reset Prefs, the notice of conversion dated 22 August 2003 sent to all holders of Reset Prefs will cease to have effect.

The initial payment of the cancellation consideration of $106.2632 per Reset Prefs is expected to be paid before 26 November 2003 following formal implementation of the Stapling Proposal on 19 November 2003. It is currently anticipated that the deferred payment component of the cancellation consideration will be paid in mid January 2004.

A copy of the announcement lodged with the Australian Stock Exchange on Monday is attached for your information. If you have any questions, please contact our Company Secretary, Mr. Phil Mackey, by phone on 02 9767 2000 or by email at pmackey@australand.com.au.

Yours sincerely

Brendan Crotty
Managing Director

006157 - V1

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Dr
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670
DX 8419 Ryde
Tel: 02 9767 2000
Fax: 02 9767 2900

Melbourne Commercial & Industrial
Building 1
Level 5, 658 Church St
Richmond VIC 3121
PO Box 4555
Richmond VIC 3121
Tel: 03 9426 1000
Fax: 03 9426 1050

Melbourne Land & Housing
Level 2,
352 Wellington Rd
Mulgrave VIC 3170
DX 16630 Oakleigh
Tel: 03 8562 2000
Fax: 03 8562 2077

Melbourne Apartments
17-23 Queensbridge St
Southbank VIC 3006
Tel: 03 8695 6400
Fax: 03 9690 1280

Perth
Level 2
47 Colin St
West Perth WA 6005
Tel: 08 9486 4500
Fax: 08 9486 4200

Brisbane
32 Logan Rd
Woolloongabba
QLD 4102
PO Box 1365
Coorparoo QLD 4151
Tel: 07 3391 7466
Fax: 07 3891 1389

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On 28 October 2003, Australand Property Group lodged with the Australian Securities and Investments Commission an Australian combined product disclosure statement and prospectus ("**Offer Document**") for the non-renounceable entitlement offer ("**Offer**") which sets out details of the Offer.

Under the terms of the Offer, shareholders whose registered address is in a place other than Australia, New Zealand or Singapore are not able to subscribe for new Australand Property Group stapled securities and such shareholders will not be sent a copy of the Offer Document.

This letter is to inform you about the outcome of the security holder meetings, the implications for you as a Foreign Shareholder and the Offer. Under the Australian Stock Exchange Listing Rules, Australand is required to advise you of your inability to participate in the Offer. It is not an offer to issue stapled securities to you, nor an invitation for you to apply for stapled securities. You are not required to do anything in response to this letter.

As is the case with the Proposal, the restrictions upon eligibility of all shareholders whose registered address is in a place other than Australia, New Zealand or Singapore are not able to participate in the offer because of legal limitations in some countries, the relatively small number of Australand shareholders in those countries and the relative potential cost of determining and complying with regulatory requirements in those countries.

If you have any questions, please contact our Company Secretary, Mr. Phil Mackey, by phone on +61 2 9767 2000 or by email at pmackey@australand.com.au.

Yours sincerely

Brendan Crotty
Managing Director

Please note certain important regulatory restrictions:

No action has been taken to register or qualify the Offer Document or the new Australand Property Group stapled securities or to otherwise permit a public offering of the new Australand Property Group stapled securities in any jurisdiction outside Australia, Singapore and New Zealand. The Offer will only be made to eligible ordinary shareholders in or accompanied by the Offer Document, and eligible ordinary shareholders can only apply for the new Australand Property Group stapled securities on an application form accompanying the Offer Document. The new Australand Property Group stapled securities may not be offered in a jurisdiction outside Australia, Singapore and New Zealand where such an offer is not made in accordance with the laws of that jurisdiction.

The new Australand Property Group stapled securities have not been, nor will they be, registered under the United States ("**US**") Securities Act of 1933 ("**US Securities Act**"), or the securities laws of any state of the US. Accordingly, the new Australand Property Group stapled securities may not be offered, or sold, directly or indirectly, in the US or to, or for the account or benefit of, a US person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable US state securities laws.

006157 - V1

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AUSTRALAND

31 October 2003

Dear Optionholder,

Formation of Australand Property Group

Following my last letter to you dated 20 August 2003 in relation to the Australand Holdings Limited ("Australand") proposal to create a stapled entity to be known as Australand Property Group ("Stapling Proposal"), I am pleased to inform you that Australand's security holders overwhelmingly approved the Stapling Proposal at the security holder meetings held on Monday 27 October 2003. Final approval of the Stapling Proposal is to be sought from the Supreme Court of New South Wales on 10 November 2003.

Shareholders who are on the register as at 18 November 2003 and who are resident of Australia, New Zealand or Singapore, will receive one unit in the new Australand Property Trust for each Australand ordinary share held. Australand ordinary shares and Australand Property Trust units will be stapled together on a one for one basis to form Australand Property Group stapled securities. These stapled securities will then trade on the Australian and Singapore stock exchanges as a single security, the same way as Australand's existing ordinary shares have done to date.

What does this mean for Australand's optionholders?

As outlined in the Explanatory Memorandum dated 16 September 2003, the terms of existing options will be varied on implementation of the Stapling Proposal so that they are exercisable over new Australand Property Group stapled securities rather than Australand ordinary shares. In addition, optionholders **will not be able** to exercise any options during the period from the last day of trading in Australand ordinary shares and the date of the implementation of the Stapling Proposal (expected to be the period between 11 November 2003 and 19 November 2003 inclusive).

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office) Level 3 1C Homebush Bay Dr Rhodes NSW 2138 Locked Bag 2106 North Ryde NSW 1670 DX 8419 Ryde Tel: 02 9767 2000 Fax: 02 9767 2900

Melbourne Commercial & Industrial Building 1 Level 5, 658 Church St Richmond VIC 3121 PO Box 4555 Richmond VIC 3121 Tel: 03 9426 1000 Fax: 03 9426 1050

Melbourne Land & Housing Level 2, 352 Wellington Rd Mulgrave VIC 3170 DX 16630 Oakleigh Tel: 03 8562 2000 Fax: 03 8562 2077

Melbourne Apartments 17-23 Queensbridge St Southbank VIC 3006 Tel: 03 8695 6400 Fax: 03 9690 1280

Perth Level 2 47 Colin St West Perth WA 6005 Tel: 08 9486 4500 Fax: 08 9486 4200

Brisbane 32 Logan Rd Woolloongabba QLD 4102 PO Box 1365 Coorparoo QLD 4151 Tel: 07 3391 7466 Fax: 07 3891 1389

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Pursuant to the terms of the options and as a result of the Australand Property Group stapled securities to issued under the capital raising being held in conjunction with the Stapling Proposal, there may be a slight variation to the current exercise price of the options of $1.61. For example, if the Australand Property Group stapled securities are issued under the capital raising at a price of $1.66 per stapled security ("APG Capital Raising Price"), the adjusted exercise price of the options would be $1.5915. The APG Capital Raising Price will be determined on 3 December 2003 and I will write to you again at that time to advise you of any variation in the option exercise price.

A copy of the announcement lodged with the Australian Stock Exchange on Monday is attached for your information. If you have any questions, please contact our Company Secretary, Mr. Phil Mackey, by phone on 02 9767 2000 or by email at pmackey@australand.com.au.

Yours sincerely

Brendan Crotty
Managing Director

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AUSTRALAND

3 November 2003

Dear AWPT Unitholder

Acquisition of AWPT Units by Australand Property Trust

I am writing to inform you that Australand Holdings Limited ("Australand") has announced that it has received the required approval from Australand security holders at security holder meetings on Monday 27 October 2003 to form a stapled entity to be known as Australand Property Group. The Australand Property Group will consist of Australand and the new Australand Property Trust ("Stapling Proposal"). A copy of Australand's announcement to the Australian Stock Exchange on 27 October 2003 is attached for your information.

I am also pleased to inform you that at the meeting of Australand Wholesale Property Trust ("AWPT") unitholders on Monday 27 October 2003, unitholders overwhelmingly approved the offer by Australand Property Trust to acquire all the units in AWPT not already held by Australand and its subsidiaries ("Acquisition Proposal"). This will be effected by the redemption of all units in AWPT other than those held by Australand and its subsidiaries and a corresponding subscription of units in AWPT by Australand Property Trust.

I can also inform you that the unitholders in Australand Wholesale Property Trust No.2 ("AWPT2") also overwhelmingly approved a similar acquisition proposal from Australand Property Trust at a meeting also held on Monday 27 October 2003.

The acquisition proposals are dependant on final approval of the Stapling Proposal, which is to be sought by Australand from the Supreme Court of New South Wales on 10 November 2003.

What does this mean for AWPT unitholders?

As set out in the Explanatory Memorandum dated 26 September 2003, your units will now be redeemed for $1.2636 per unit and unitholders can elect to receive cash, Australand Property Group stapled securities, or a combination of both, in respect of the redemption of their units.

Unitholders electing to receive all or part cash will also receive, in addition to that cash consideration, an amount reflecting their pro rata forecast AWPT income distribution of 8.62% x $1.2636 per unit equating to an annualised distribution yield of 10.89% on $1.00 per unit original investment for the period from 1 October 2003 until dispatch of the payment of the cash consideration, expected to be on 16 December 2003.

AUSTRALAND WHOLESALE INVESTMENTS LIMITED (ABN 12 086 673 092)

Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138

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Unitholders electing to receive all or part Australand Property Group stapled securities will acquire these at an application price being the higher of the price these stapled securities will be issued under the Australand Property Group non-renounceable entitlement offer ("the APG Capital Raising Price"), or $1.60. This offer is due to open on 19 November 2003 and close on 9 December 2003 with the APG Capital Raising Price is expected to be determined and announced on 3 December 2003.

Unitholders receiving Australand Property Group stapled securities will not be entitled to the pro rata forecast AWPT income distribution in respect of their AWPT units but will be entitled to receive the full dividend and distribution paid on Australand Property Group stapled securities for the December 2003 quarter and which is forecast to be 4.32 cents per Australand Property Group stapled security.

It is expected that AWPT unitholders will have four ASX business days after the close of the Australand Property Group non-renounceable entitlement offer, expected to be 15 December 2003, to submit a final election form indicating whether they would like to receive cash, Australand Property Group stapled securities, or a combination of both as consideration for their units.

I will write to you again on 3 December 2003 advising you of the price stapled securities will be issued under the Australand Property Group non-renounceable entitlement offer, the submission date for your final election form and also provide you with a final election form.

It is anticipated that payment of the cash consideration and the issue of Australand Property Group stapled securities will be made on 16 December 2003.

If you have any questions, please contact our Company Secretary, Mr. Phil Mackey, by phone on (02) 9767 2000 or by email at pmackey@australand.com.au.

Yours sincerely

Lyn Shaddock
Director

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AUSTRALAND

3 November 2003

Dear AWPT2 Unitholder

Acquisition of AWPT2 Units by Australand Property Trust

I am writing to inform you that Australand Holdings Limited ("Australand") has announced that it has received the required approval from Australand security holders at security holder meetings on Monday 27 October 2003 to form a stapled entity to be known as Australand Property Group. The Australand Property Group will consist of Australand and the new Australand Property Trust ("Stapling Proposal"). A copy of Australand's announcement to the Australian Stock Exchange on 27 October 2003 is attached for your information.

I am also pleased to inform you that at the meeting of Australand Wholesale Property Trust No.2 ("AWPT2") unitholders on Monday 27 October 2003, unitholders overwhelmingly approved the offer by Australand Property Trust to acquire all the units in AWPT2 not already held by Australand and its subsidiaries ("Acquisition Proposal"). This will be effected by the redemption of all units in AWPT2 other than those held by Australand and its subsidiaries and a corresponding subscription of units in AWPT2 by Australand Property Trust.

I can also inform you that the unitholders in Australand Wholesale Property Trust ("AWPT") also overwhelmingly approved a similar acquisition proposal from Australand Property Trust at a meeting also held on Monday 27 October 2003.

The acquisition proposals are dependant on final approval of the Stapling Proposal, which is to be sought by Australand from the Supreme Court of New South Wales on 10 November 2003.

What does this mean for AWPT2 unitholders?

As set out in the Explanatory Memorandum dated 26 September 2003, your units will now be redeemed for $1.2335 per unit and unitholders can elect to receive cash, Australand Property Group stapled securities, or a combination of both, in respect of the redemption of their units.

Unitholders electing to receive all or part cash will also receive, in addition to that cash consideration, an amount reflecting their pro rata forecast AWPT2 income distribution of 8.86% x $1.2335 per unit equating to an annualised distribution yield of 10.93% on $1.00 per unit original investment for the period from 1 October 2003 until dispatch of the payment of the cash consideration, expected to be on 16 December 2003.

AUSTRALAND WHOLESALE INVESTMENTS LIMITED (ABN 12 086 673 092)

Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138

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Unitholders electing to receive all or part Australand Property Group stapled securities will acquire these at an application price being the higher of the price these stapled securities will be issued under the Australand Property Group non-renounceable entitlement offer ("the APG Capital Raising Price"), or $1.60. This offer is due to open on 19 November 2003 and close on 9 December 2003 with the APG Capital Raising Price is expected to be determined and announced on 3 December 2003.

Unitholders receiving Australand Property Group stapled securities will not be entitled to the pro rata forecast AWPT2 income distribution in respect of their AWPT2 units but will be entitled to receive the full dividend and distribution paid on Australand Property Group stapled securities for the December 2003 quarter and which is forecast to be 4.32 cents per Australand Property Group stapled security.

It is expected that AWPT2 unitholders will have four ASX business days after the close of the Australand Property Group non-renounceable entitlement offer, expected to be 15 December 2003, to submit a final election form indicating whether they would like to receive cash, Australand Property Group stapled securities, or a combination of both as consideration for their units.

I will write to you again on 3 December 2003 advising you of the price stapled securities will be issued under the Australand Property Group non-renounceable entitlement offer, the submission date for your final election form and also provide you with a final election form.

It is anticipated that payment of the cash consideration and the issue of Australand Property Group stapled securities will be made on 16 December 2003.

If you have any questions, please contact our Company Secretary, Mr. Phil Mackey, by phone on (02) 9767 2000 or by email at pmackey@australand.com.au.

Yours sincerely

Lyn Shaddock
Director

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AUSTRALAND

11 November 2003

Dear Shareholder,

Introduction of Australand Property Group to Singapore Exchange Securities Trading Limited ("SGX-ST")

1. Introduction

On 20 August 2003, an announcement was issued by Australand Holdings Limited ("**Australand**") in relation to a proposal (the "**Stapling Proposal**") to form a stapled entity to be known as Australand Property Group ("**APG**"). This was to be achieved by stapling the units in a newly created trust, Australand Property Trust ("**APT**") to ordinary shares in Australand. Subsequent to this announcement, Australand despatched the explanatory memorandum and notices of security holder meetings in connection with the Stapling Proposal.

Meetings of the security holders of Australand were convened on 27 October 2003 pursuant to an order of the Supreme Court of New South Wales at which the requisite security holder approvals in connection with the Stapling Proposal were obtained.

Subject to the final approval by the Supreme Court of New South Wales, stapled securities of APG ("**Stapled Securities**") are expected to commence trading on a deferred settlement basis on 12 November 2003 on both the Australian Stock Exchange Limited ("**ASX**") and SGX-ST.

2. Listing

In connection with the Stapling Proposal, applications have been made to:

(a) the ASX for the listing of APT and the quotation of units in APT with ordinary shares of Australand as Stapled Securities on ASX; and

(b) SGX-ST for permission to list all the Stapled Securities as a secondary listing of the Stapled Securities on SGX-ST. Such permission will be granted when APG has been admitted to the Official List of SGX-ST. SGX-ST has issued a letter of eligibility for the listing and quotation of all the Stapled Securities on SGX-ST. The issue of the letter of eligibility is not to be taken as an indication of the merits of APG or of the Stapled Securities. SGX-ST assumes no responsibility for the correctness of any of the statements or opinions contained in this Letter.

The ASX will be the principal stock exchange on which the Stapled Securities will be listed. SGX-ST will be the secondary stock exchange on which the Stapled Securities will be listed.

This Letter has been issued to you as a shareholder holding Australand shares through The Central Depository (Pte) Limited ("**CDP**") in connection with the listing of the Stapled Securities on the Mainboard of SGX-ST as a secondary listing of Stapled Securities on SGX-ST by way of an introduction (the "**Introduction**").

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In connection with the Introduction, information relating to the following is provided herein:

- a taxation report prepared by Ernst & Young for Australand providing a summary of certain Singapore income tax consequences of the purchase, ownership and disposition of the Stapled Securities; and
- a summary of CDP's procedures in connection with the clearance and settlement of the Stapled Securities.

There is no offering of any of the Stapled Securities in connection with the Introduction in Singapore or elsewhere and you should not take the Introduction or this Letter to be an offer of, or an invitation to purchase, any of the Stapled Securities. This Letter does not constitute a prospectus under the laws of Singapore and we have accordingly not lodged or registered this Letter with the Monetary Authority of Singapore.

If you have any questions, please contact our Company Secretary, Mr. Phil Mackey, by phone on +61 2 9767 2000 or by email at pmackey@australand.com.au.

Yours sincerely

Tham Kui Seng
Chairman

ERNST & YOUNG

10 Hoe Chiang Road
#18-00 Keppel Towers
Singapore 089315

Telephone: (65) 6220 4377
Fax: (65) 6223 4795
www.ey.com/sg

Attachment 1

11 November 2003

The Directors
Australand Holdings Limited
Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138

Dear Sirs

TAXATION REPORT

This letter has been prepared at the request of Australand Holdings Limited ("Australand") for inclusion in a letter dated 11 November 2003 by Australand to its shareholders in connection with the introduction of the Australand Property Group ("APG") to Singapore Exchange Securities Trading Limited ("SGX-ST").

The purpose of this letter is to provide a summary of certain Singapore income tax consequences of the purchase, ownership and disposition of APG stapled securities (the "Stapled Securities"), each comprising two separate components, namely a unit in Australand Property Trust (the "Unit") and an ordinary share in Australand (the "Ordinary Share"), on SGX-ST. This letter principally addresses purchasers who hold the Stapled Securities as investment assets. Purchasers who acquire the Stapled Securities for dealing purposes should consult their own tax advisers concerning the tax consequences of their particular situations.

This letter is not a tax advice and does not attempt to describe comprehensively all the tax considerations that may be relevant to a decision to purchase, own or dispose of the Stapled Securities and does not purport to deal with the tax consequences applicable to all categories of investors. Prospective purchasers of the Stapled Securities should consult their own tax advisers concerning the tax consequences of their particular situations. In particular, prospective purchasers who are not Singapore tax residents are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any tax treaty which their country of residence may have with Australia and, if applicable, Singapore.

This summary is based on laws, regulations and interpretations now in effect. These laws, regulations and interpretations may change at any time, and any such changes could be given retroactive effect. These laws and regulations are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below.

Income Tax

General

The income tax law of Singapore classifies taxpayers into resident taxpayers and non-resident taxpayers.

Singapore resident taxpayers are subject to Singapore income tax on:

- income accruing in or derived from Singapore; and
- unless specifically exempt from tax, foreign sourced income received in Singapore or deemed to have been received in Singapore by the operation of law.

A corporate taxpayer is considered resident in Singapore if its business is controlled and managed in Singapore. For example, if the board of directors of a company meets in Singapore and conducts the company's business in Singapore, the company will be considered resident in Singapore. An individual is considered resident in Singapore if he is physically present in Singapore for 183 days or more in a calendar year. He is also considered resident in Singapore if he exercises an employment in Singapore, other than as a director of a company, for 183 days or more in a calendar year. An individual can also be considered resident in Singapore on the quality of stay test. This applies largely only to those individuals whose usual abode is in Singapore.

Non-Singapore resident corporate taxpayers are subject to Singapore income tax on:

- income accruing in or derived from Singapore; and
- foreign sourced income received in Singapore or deemed to have been received in Singapore by the operation of law, but generally only where these non-resident corporate taxpayers are operating in or from Singapore.

Non-Singapore resident individuals generally are subject to Singapore income tax only on income accruing in or derived from Singapore.

The corporate tax rate in Singapore is currently 22%, with certain exemptions granted on the first S$100,000 of chargeable income. The exemptions do not apply to Singapore dividends. The same tax rate and exemptions apply to the Singapore taxable income of non-Singapore resident corporate taxpayers.

Singapore resident individuals are taxed at progressive rates, currently ranging from 0% to 22%. Non-Singapore resident individuals are generally taxed at a rate of 22%.

Distributions

Distributions from the Stapled Securities comprise dividends on Ordinary Shares and distributions on Units. The dividends and the distributions are recognised and treated separately for Singapore income tax purposes.

Dividends on Ordinary Shares

Dividends on Ordinary Shares received by a Singapore resident individual or company will be liable to tax in Singapore to the extent that these are received or deemed to have been received in Singapore. Where these dividends are considered income derived from a trade or business carried on in Singapore by the individual or company, they will be liable to tax in Singapore, regardless of whether they are received in Singapore. The foregoing does not apply if the dividends qualify for exemption under the Tax Exemption for Specified Foreign Income (the "Tax Exemption") announced by the Singapore Government in the Budget for Financial Year 2003.

The Tax Exemption has yet to be given legislative effect. The Inland Revenue Authority of Singapore has provided details of this Tax Exemption in a circular published on 21 May 2003 (the "Circular"). The Circular provides that, among other things, foreign-sourced dividends received in Singapore by persons resident in Singapore will be exempted from Singapore tax if the following conditions are met:

- in the year the dividends are received in Singapore, the headline corporate tax rate of the foreign jurisdiction from which the income is received is at least 15%; and
- the dividends have been subjected to tax in the foreign jurisdiction from which they are received.

Where the dividends on Ordinary Shares are subject to tax in Australia, either by way of Australian withholding tax or by way of Australian corporate income tax paid directly by Australand on profits out of which the dividends are declared, such dividends on Ordinary Shares received in Singapore by a Singapore resident individual or company should qualify for the Tax Exemption provided that:

- the headline corporate tax rate in Australia in the year the dividends are received in Singapore is at least 15%. The current headline corporate tax rate in Australia is 30%;
- the dividends are remitted to Singapore directly from Australia and are not moved to or invested in another foreign jurisdiction prior to their remittance to Singapore; and
- the Tax Exemption is given legislative effect. Although there is no absolute assurance that the Tax Exemption will be enacted as announced, it is expected, based on past practice of the Singapore Government, that the Income Tax Act, Chapter 134 of Singapore, will be amended to give legislative effect to the Tax Exemption.

Subject to meeting the relevant conditions, if the dividends on Ordinary Shares received in Singapore by a Singapore resident individual or company do not qualify for the Tax Exemption, the Singapore resident individual or company will be able to claim a tax credit relief for the Australian tax withheld on the dividends, if any. In addition, the tax credit relief will be extended to the underlying tax (i.e. corporate tax on the profits out of which the dividends are paid) if the Singapore resident holder is a company and holds Ordinary Shares that confer at least 10% of the voting power of Australand or owns at least 25% of the shares of Australand. If the Singapore resident holder is an individual, the underlying tax credit relief will be granted if this holder owns at least 25% of the shares of Australand. This 25% shareholding requirement may be waived on a case-by-case basis through ministerial approval. The tax credit relief claimable in Singapore, including the underlying tax credit relief where applicable, is restricted to the amount of Singapore tax payable on the same income (net of attributable expenses).

Dividends on Ordinary Shares received in Singapore through The Central Depository (Pte) Limited ("CDP") by holders who are not resident in Singapore will not be subject to tax in Singapore. Where these holders are non-resident individuals or foreign companies operating in or from Singapore, the dividends received by them in Singapore through CDP may be subject to tax in Singapore. If these individuals or companies are resident in Australia, they may avail themselves of the relieving provision in the tax treaty between Singapore and Australia to claim exemption from Singapore tax. The tax treaty between Singapore and Australia provides that dividends paid by a company resident in Australia and derived by a beneficial owner who is not a resident of Singapore but a resident of Australia shall be exempt from tax in Singapore. This treaty exemption does not apply if the dividend paying company is an Australian company that is also a resident of Singapore. Holders seeking the aforementioned treaty exemption should consult their own tax advisers on their eligibility for this exemption.

ERNST & YOUNG

Distributions on Units

Distributions on Units may comprise two components — the "tax advantaged" component and the taxable component. For Australian tax purposes, the "tax advantaged" component does not give rise to Australian income tax. Instead, it will be used to reduce the cost base of the Units held by a holder for Australian capital gains tax purpose. Where the capital gains tax cost base has been exhausted, the "tax advantaged" component will give rise to an immediate Australian capital gains tax.

The taxable component will be subject to Australian withholding tax where the holder is not a resident of Australia.

Distributions on Units, both "tax advantaged" and taxable components, received by a Singapore resident individual or company will be liable to tax in Singapore to the extent that these are received or deemed to have been received in Singapore. Where the distributions are considered income derived from a trade or business carried on in Singapore by the individual or company, these will be liable to tax in Singapore, regardless of whether they are received in Singapore.

Subject to meeting the relevant conditions, where a Singapore resident holder is liable to tax in Singapore on the distributions, this resident holder will be able to claim a tax credit relief for the Australian tax paid on the taxable component of the distributions. The tax credit relief claimable in Singapore is restricted to the amount of Singapore tax payable on the taxable component of the distributions (net of attributable expenses).

Distributions on Units received in Singapore through CDP by holders who are not resident in Singapore will not be subject to tax in Singapore. Where these holders are non-resident individuals or foreign companies operating in or from Singapore, the distributions received by them in Singapore through CDP may be subject to tax in Singapore.

Gains on disposal of Stapled Securities

Singapore does not impose tax on capital gains. Any gains derived from the disposal of Stapled Securities will not be liable to Singapore income tax unless these gains are considered income in nature. Generally, gains on disposal of shares or securities are considered income in nature if they arise from or are otherwise connected with activities of a trade or business carried on in Singapore.

The precise tax status of one holder will vary from another. Because of this, holders are advised to consult their own tax advisers on the tax consequences that may apply to their particular situations.

Yours faithfully

Ernst & Young

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Attachment 2

Clearance and Settlement Procedures in Singapore

For the purposes of the following, the term "Depository Agent" shall have the meaning ascribed to it in Section 130A of the Companies Act, Chapter 50 of Singapore and the term "Market Day" means a day on which the ASX (as defined below) or, as the case may be, SGX-ST (as defined below), is open for trading in securities.

Singapore Exchange Securities Trading Limited ("SGX-ST") has issued a letter of eligibility for the listing and quotation of all the stapled securities ("Stapled Securities") of the Australand Property Group ("APG") on the Main Board of SGX-ST. For the purpose of trading on SGX-ST, a board lot for the Stapled Securities will comprise 1000 ordinary shares in Australand Holdings Limited and 1000 units in Australand Property Trust. Upon listing and quotation on SGX-ST, the Stapled Securities which are in the system of The Central Depository (Pte) Limited ("CDP") will be held by CDP. All dealings in, and transactions of, the Stapled Securities in Singapore must be effected for settlement through the computerised book-entry (scripless) settlement system of CDP. Settlement of dealings through the CDP system may be effected only by security holders who have their own securities account with CDP or Depository Agents and shall be made in accordance with the Terms and Conditions for Operation of Securities Account with CDP. Security holders who wish to trade in the Stapled Securities on SGX-ST must open a securities account with CDP or a securities sub-account with a Depository Agent.

CDP, a wholly-owned subsidiary of Singapore Exchange Limited, is incorporated under the laws of Singapore and acts as a depository and clearing organisation. CDP holds securities for its accountholders and facilitates the clearance and settlement of securities transactions between accountholders through electronic book-entry changes in the securities accounts maintained by such accountholders with CDP.

Transactions in the Stapled Securities under the book-entry settlement system will be reflected by the seller's securities account being debited with the number of Stapled Securities sold and the buyer's securities account being credited with the number of Stapled Securities acquired. No Singapore transfer stamp duty is currently payable for Stapled Securities that are settled on a book-entry basis.

A Singapore clearing fee for trades in Stapled Securities on SGX-ST is payable at the rate of 0.05 per cent. of the transaction value, subject to a maximum of A$217 per transaction. The clearing fee, instrument of transfer deposit fee and share withdrawal fee may be subject to Singapore goods and services tax ("GST") of 4 per cent. (or 5 per cent. as of 1 January 2004).

Dealings in Stapled Securities will be carried out in Australian dollars and will be effected for settlement in CDP on a scripless basis. Settlement of trades on a normal "ready" basis on SGX-ST generally takes place on the third Market Day following the transaction date, and payment for the securities is generally settled on the following day. CDP holds securities on behalf of investors in securities accounts. An investor may open a direct account with CDP or a sub-account with a depository agent. A depository agent may be a member company of SGX-ST, bank, merchant bank or trust company.

Ongoing Transfer Procedures

The Stapled Securities will be traded on ASX and SGX-ST. The register of stapled security holders will be maintained in Australia by Computershare Investor Services Pty Limited ("**Computershare**").

In Australia, APG has been admitted to participate in the Clearing House Electronic Sub-register System ("**CHESS**") in accordance with the listing rules of the ASX and the business rules of the ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532) (as the Securities Clearing House under the Corporations Act 2001 (Cth)) ("**SCH**"). Security holders who wish to trade on the ASX in Australia must hold their Stapled Securities either on the CHESS sub-register (which is maintained by SCH on behalf of APG) under the sponsorship of a broker or non-broker participant, or on the issuer-sponsored sub-register (which is maintained by Computershare on behalf of APG). The two sub-registers together make up the Australian register of securities of APG.

Stapled Securities which are in the CDP system for trading on SGX-ST will be held by CDP under the issuer-sponsored sub-register which is maintained by Computershare on behalf of APG.

The procedures required for transferring Stapled Securities from Australia to CDP (Singapore) to facilitate trading on SGX-ST and from CDP (Singapore) to Australia to facilitate trading on ASX are as follows:

1. *Transfer of Stapled Securities into CDP for Trading on SGX-ST*

   Shareholders whose Stapled Securities are held outside CDP and wish to trade in Stapled Securities on SGX-ST must first arrange for their Stapled Securities to be transferred into the name of CDP's nominee for crediting to their own securities account or securities sub-account with a Depository Agent.

   To deposit the Stapled Securities into the CDP system, security holders of APG may either lodge with CDP directly in Singapore or with Computershare in Australia:

   (a) a duly executed Australian transfer form;

   (b) a duly executed CDP deposit form; and

   (c) cash payment for the deposit fee of CDP (which is presently S$10 and the applicable GST) if you lodge with CDP. If you lodge with the share registrar in Australia, the above relevant documents, together with payment for the deposit fee of CDP (which is presently S$10 and the applicable GST) by a banker's draft made payable to Computershare.

   In the case of security holders whose Stapled Securities are registered on the Australian CHESS sub-register, they must first arrange with their sponsoring broker or non-broker participant to have their security holding converted to an issuer sponsored holding.

   Upon confirmation from Computershare that the transfer of the relevant Stapled Securities has been effected, CDP will credit such Stapled Securities into the securities account or Depository Agent's securities sub-account specified in the CDP deposit form.

   A minimum of five Market Days would normally be required for the transfer of Stapled Securities to, and registration of Stapled Securities in the name of, the CDP's nominee. Security holders should ensure that the Stapled Securities to be traded on SGX-ST are credited to their direct securities account or securities sub-account with Depository Agents before dealing in the Stapled Securities since no assurance can be given that the Stapled Securities can be transferred to CDP in time for settlement, if the transfer is effected following a dealing. If settlement cannot be effected following a dealing have been effected on SGX-ST, by reason of there being no Stapled Securities or insufficient Stapled Securities credited to the seller's securities account or sub-account with a Depository Agent with CDP, SGX-ST will buy-in against the seller in accordance with the bye-laws of SGX-ST.

2. *Transfer of Stapled Securities out of CDP for Trading on the ASX*

   Security holders whose Stapled Securities are held by CDP in the CDP system, and who wish to transfer their Stapled Securities out of the CDP system in order to trade in their Stapled Securities on the ASX, should request, or instruct their Depository Agents on their behalf to request, transfer of the relevant Stapled Securities out of the CDP.

   To transfer the Stapled Securities out of the CDP system, security holders, or, if appropriate, their Depository Agents must lodge with CDP directly in Singapore:

   (a) a duly executed Australian transfer form;

   (b) a duly executed CDP withdrawal form; and

   (c) cash payment for the withdrawal fee of CDP (which is presently S$10 and the applicable GST).

CDP will then process the CDP withdrawal form and debit the relevant number of Stapled Securities from the direct securities account or securities sub-account specified in the CDP withdrawal form. CDP will also instruct Computershare to arrange for the transfer of such Stapled Securities from CDP's nominee to the relevant security holder as specified in the CDP withdrawal form.

A minimum of nine Market Days would normally be required for the transfer of Stapled Securities to, and registration of Stapled Securities in the name of, the relevant security holder.

An issuer-sponsored holding statement will be provided to the security holder by Computershare. Security holders who wish to transfer their Stapled Securities to the CHESS sub-register should arrange with their sponsoring broker or non-broker participant to have their security holdings converted to that sub-register.

Security holders who elect to hold their Stapled Securities on the issuer-sponsored sub-register or on the CHESS sub-register will be issued a holding statement (whether issued by Computershare on behalf of the Company or by SCH) that confirms the number of Stapled Securities transferred and details of the security holder's holder identification number in the case of a holding on the CHESS sub-register or security holder reference number in the case of a holding on the issuer-sponsored sub-register.

The relevant CDP deposit form, CDP withdrawal form and Australian transfer form may be obtained from CDP or from Computershare.

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MASNET No. 68 OF 11.11.2003
Announcement No. 77

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "BEIJING INTERNATIONAL INVESTMENT PROMOTION COUNCIL APPOINTS ASCOTT'S DEPUTY CEO AS FOREIGN PROFESSIONAL CONSULTANT"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

Ascott news release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 11/11/2003 to the SGX

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THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

November 11, 2003
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Tay Cheng Cheng (65) 9010 0627

NEWS RELEASE

Beijing International Investment Promotion Council Appoints Ascott's Deputy CEO As Foreign Professional Consultant

The Ascott Group's deputy CEO (Operations), Mr Cameron Ong, was today (Nov 11) appointed by the Beijing International Investment Promotion Council (BIIP) as its foreign professional consultant.

The appointment was announced at the inaugural International Investment Promotion Forum today in Beijing, China. The forum is co-organised by the BIIP Council and China International Investment Promotion Agency.

Mr Ong is the only Singaporean on the council. With more than 15 years work experience in China, he will advise the local Beijing authorities on the development of Beijing's hospitality and tourism sectors.

Mr Sun Chang Tai, acting president of the Beijing Foreign Investment Service Centre, said: "Mr Ong's strong commitment to the development of Beijing's hospitality industry over the years, and experience in the operation and management of international hospitality chains makes him a valuable resource on the council.

"His contribution to Beijing's economic development has been outstanding, especially in recent years, as he led The Ascott Group's expansion of its serviced residence operations in China."

Mr Ong has more than 25 years' international experience in the hospitality business. He has won several awards for his contributions to the hospitality and tourism sectors, including the 'Best Expat' award in 1990 and a special award for 'Outstanding Contribution to Tourism' in 1991. Both commendations were given by the Mayor of Beijing Municipal Government.

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SINGAPORE
AUCKLAND
BANGKOK
BEIJING
DALIAN
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

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Mr Ong currently oversees Ascott's global operations and directs its product development & technical management, procurement, marketing & brand development activities, and The Ascott Training Institute.

Ascott is the largest international serviced residence company in the Asia Pacific and Europe, with more than 13,500 serviced apartment units in 38 cities. In China, it is the largest international serviced residence operator with properties in Beijing, Shanghai, Tianjin and Dalian. The group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Mr Ong said: "China's entry into WTO opens up tremendous potential for Beijing city, which is rapidly evolving. I am delighted to have the opportunity, as consultant to the BIIP Council, to help shape the further development of the city's hospitality industries, and particularly its preparations for the 2008 Olympics."

Led by the Beijing Municipal Government's foreign economic relations and trade commission, the BIIP Council is responsible for promoting foreign trade and investment in Beijing. It creates opportunities for business networking and partnerships between local and foreign companies, while fostering better understanding of Beijing's foreign investment policies.

The council's members include representatives from various developing industries in Beijing, investment promotion organisations, government-linked and private companies, auditing and consultancy firms, lawyers and accountants.

Mr Ong is also advisor to the Serviced Apartments Association of Singapore (SAA) and a member of the American Hotel and Lodging Association, American Society of Travel Agents (ASTA), and Pacific Asia Travel Association (PATA).

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : November 11, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 110 properties across 38 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand Limited's core businesses in residential, commercial and industrial property and property related services, such as property funds and real estate financials, are focused in selected gateway cities in China, Australia and the UK. Its hospitality businesses, in serviced residences and hotels, have a global footprint in more than 50 cities worldwide.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

- End -

MASNET No. 75 OF 17.11.2003
Announcement No. 75

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "RAFFLES GROUP PROPOSES TO UP STAKE IN RAFFLES HOTEL (1886) LTD TO 100% THROUGH ACQUISITION OF REMAINING ISSUED SHARES IN RAFFLES HOTEL (1886) LTD"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 17/11/2003 to the SGX

MASNET No. 67 OF 17.11.2003
Announcement No. 67

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Raffles Group proposes to up stake in Raffles Hotel (1886) Ltd to 100% through acquisition of remaining issued shares in Raffles Hotel (1886) Ltd

A. Introduction

The Board of Directors of Raffles Holdings Limited (the "**Company**") wishes to announce that the Company's wholly-owned subsidiary, Raffles Centre (Private) Limited ("**RCPL**"), has entered into a conditional sale and purchase agreement ("**Agreement**") with Raffles Investments Limited ("**Raffles Investments**"), pursuant to which RCPL has agreed, subject to the approval of the shareholders of Raffles Investments, to acquire from Raffles Investments its entire 43.33% shareholding in Raffles Hotel (1886) Ltd ("**RH**") comprising an aggregate of 28,860,000 ordinary shares of S$1.00 each (the "**Sale Shares**") in the capital of RH (the "**Acquisition**").

The Company, through RCPL, is currently the owner of 37,740,000 ordinary shares of S$1.00 each in the capital of RH, representing approximately 56.67% of the issued share capital of RH. Upon completion of the Acquisition, the Company, through RCPL, will own 100% of RH.

Information on RH

RH is a public company limited by shares and incorporated in Singapore on 12 November 1988. The main asset of RH is its leasehold interest in Raffles Hotel Singapore located at No. 1 Beach Road, Singapore.

The net tangible assets attributable to the Sale Shares as at 31 December 2002 was S$60.4 million.

Information on Raffles Investments

Raffles Investments is an investment holding company, of which OCBC Group holds approximately 49.83% and is the single largest shareholder of Raffles Investments. The remaining shareholding of Raffles Investments is held by various minority shareholders, including RCPL which holds 16,000 ordinary shares of S$1.00 each in the capital of Raffles Investments, representing approximately 0.3% of the issued and paid up share capital of Raffles Investments.

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B. Condition to the Acquisition

The completion of the Acquisition is conditional upon the approval of the shareholders of Raffles Investments for the Acquisition at an extraordinary general meeting to be convened (the "**EGM Approval**"). OCBC Group, which holds approximately 49.83% of the issued share capital of Raffles Investments, has undertaken to vote in favour of the Acquisition. If the EGM Approval is not obtained on or before 15 January 2004 or such other date as the parties may agree in writing, the Agreement will terminate and no party shall have any claim against the other save for any antecedent breach.

Under the Agreement, completion of the Acquisition is to take place five (5) business days after the EGM Approval has been obtained.

C. Purchase consideration

The total consideration (the "**Consideration**") for the acquisition of the Sale Shares is S$53 million, payable in cash on completion of the Acquisition. The Consideration was arrived at on a willing-buyer and willing-seller basis.

The Acquisition will be fully funded by internal sources of the Company.

D. Rationale for the Acquisition

The Directors of the Company are of the view that Raffles Investments' intention to divest its 43.33% interest in RH at the proposed consideration presents an attractive opportunity for the Company to increase its controlling stake in RH. Although the Company already has a controlling stake in RH, by increasing the stake to 100%, it would allow the Company to consolidate its shareholding in its flagship hotel of the Raffles brand. The 100% ownership will also give the Company greater flexibility in the financial and operational management of RH.

E. Financial effects of the Acquisition

The Acquisition is not expected to have a material impact on the net tangible assets or earnings per share of the Raffles Holdings Limited Group for the financial year ending 31 December 2003.

F. Directors' and controlling shareholders' interests

Messrs Winston Tan Cheow Kim and Chew Gek Khim, directors of the Company, are also directors of Raffles Investments.

Save as disclosed above, none of the Directors of the Company has any interest, direct or indirect, in the Acquisition. The Directors are not aware of any controlling shareholder having any interest, direct or indirect, in the Acquisition, and have not received any notification of any interest therein from any controlling shareholder.

Submitted by Chong Kee Hiong, Chief Financial Officer on 17/11/2003 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "ADDITIONAL INFORMATION ON PROPOSED ACQUISITION OF REMAINING ISSUED SHARES IN RAFFLES HOTEL (1886) LTD"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL's annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 18/11/2003 to the SGX

82-4507

MASNET No. 73 OF 18.11.2003
Announcement No. 73

Raffles HOLDINGS | RAFFLES HOLDINGS LIMITED

ADDITIONAL INFORMATION ON PROPOSED ACQUISITION OF REMAINING ISSUED SHARES IN RAFFLES HOTEL (1886) LTD

Further to our Masnet announcement on 17 November 2003 (Masnet No. 67), the Company is pleased to provide further information on the factors taken into account in arriving at the consideration of S$53 million for Raffles Investments Limited's entire 43.33% shareholding in Raffles Hotel (1886) Ltd ("RH") comprising an aggregate of 28,860,000 ordinary shares of S$1.00 each ("Sale Shares") in the capital of RH ("the Acquisition").

The consideration of S$53 million was arrived at based on negotiations between Raffles Investments Limited (the Vendor) and Raffles Centre (Private) Limited (the Purchaser, a 100% subsidiary of Raffles Holdings Limited) after taking into account, inter alia, the net tangible assets attributable to the Sale Shares.

As stated in our Masnet announcement on 17 November 2003 (Masnet No. 67), the Acquisition is subject to the approval of the shareholders of Raffles Investments Limited at an extraordinary general meeting to be convened. OCBC Group, which holds approximately 49.83% of Raffles Investments Limited, has undertaken to vote in favour of the Acquisition.

Further announcements will be made as and when appropriate.

Submitted by Chong Kee Hiong, Chief Financial Officer on 18/11/2003 to the SGX

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 110 properties across 38 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand Limited's core businesses in residential, commercial and industrial property and property related services, such as property funds and real estate financials, are focused in selected gateway cities in China, Australia and the UK. Its hospitality businesses, in serviced residences and hotels, have a global footprint in more than 50 cities worldwide.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

- End -

Mr Ong currently oversees Ascott's global operations and directs its product development & technical management, procurement, marketing & brand development activities, and The Ascott Training Institute.

Ascott is the largest international serviced residence company in the Asia Pacific and Europe, with more than 13,500 serviced apartment units in 38 cities. In China, it is the largest international serviced residence operator with properties in Beijing, Shanghai, Tianjin and Dalian. The group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Mr Ong said: "China's entry into WTO opens up tremendous potential for Beijing city, which is rapidly evolving. I am delighted to have the opportunity, as consultant to the BIIP Council, to help shape the further development of the city's hospitality industries, and particularly its preparations for the 2008 Olympics."

Led by the Beijing Municipal Government's foreign economic relations and trade commission, the BIIP Council is responsible for promoting foreign trade and investment in Beijing. It creates opportunities for business networking and partnerships between local and foreign companies, while fostering better understanding of Beijing's foreign investment policies.

The council's members include representatives from various developing industries in Beijing, investment promotion organisations, government-linked and private companies, auditing and consultancy firms, lawyers and accountants.

Mr Ong is also advisor to the Serviced Apartments Association of Singapore (SAA) and a member of the American Hotel and Lodging Association, American Society of Travel Agents (ASTA), and Pacific Asia Travel Association (PATA).

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : November 11, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

MASNET No. 102 OF 19.11.2003
Announcement No. 112

82-4507

CAPITALAND LIMITED

AUSTRALAND HOLDINGS LIMITED – IMPLEMENTATION OF STAPLING PROPOSAL

Pursuant to its announcement made on 20 August 2003, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to further announce the implementation, as of 19 November 2003, of the Stapling Proposal by its subsidiary, Australand Holdings Limited ("AHL"). The Stapling Proposal involves, *inter alia*, the creation of a stapled entity known as Australand Property Group ("APG"), by stapling units ("Units") in a newly formed trust, Australand Property Trust ("APT"), to ordinary shares ("Shares") in AHL (the "Stapling Proposal"). The Stapling Proposal was approved by the security holders of AHL at meetings held on 27 October 2003 and by the Supreme Court of New South Wales on 10 November 2003.

Pursuant to the Stapling Proposal, CapitaLand (through its wholly-owned subsidiaries, Ausprop Holdings Limited and Austvale Holdings Ltd) has today received, an aggregate of 312,093,986 Units (representing one Unit for every Share held by CapitaLand as at 18 November 2003). As the Stapling Proposal was implemented by means of, *inter alia*, a return of capital to shareholders of AHL (with the proceeds thereof being compulsorily applied to acquire the Units), no consideration had been paid by CapitaLand in exchange for the Units. The Shares and the Units have been stapled together on a one for one basis to form APG stapled securities and will trade on the Australian Stock Exchange Limited and the Singapore Exchange Securities Trading Limited as a single security.

With effect from today, CapitaLand's holdings of AHL's Shares have been substituted with holdings of APG stapled securities. As at the date hereof, CapitaLand holds an aggregate of 312,093,986 APG stapled securities, representing approximately 58.76 per cent. of the outstanding stapled securities of APG.

The Stapling Proposal is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

The announcement issued today by APG on the implementation of the Stapling Proposal is also attached for information.

By Order of the Board

Jessica Lum
Assistant Company Secretary
19 November 2003

APG annc - 19 Nov 2003.pc

Submitted by Jessica Lum, Assistant Company Secretary on 19/11/2003 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

19 November 2003

AUSTRALAND PROPERTY GROUP

Australand Holdings Limited ("**Company**") and Australand Property Limited ("**APL**") (as responsible entity of Australand Property Trust ("**Trust**")) are pleased to confirm that implementation of the Stapling Proposal occurred today.

APL confirms that 531,172,565 units in the Trust were issued today and allotted on a one for one basis to all eligible ordinary shareholders in the Company as part of the implementation. New holding statements indicating the issue and allotment of the units and the number of stapled securities now held will be despatched to Australand Property Group's ("**APG**") stapled security holders on Friday, 21 November 2003.

The Company confirms that as part of the implementation, the Company's reset convertible preference shares have been cancelled and the terms of the Company's existing options have been amended to convert into APG stapled securities.

As required by the ASX Listing Rules, attached to this release are the following documents:

1. A stapled security holder distribution schedule.

2. A statement setting out the names of the 20 largest stapled security holders, including the number and percentage of stapled securities held by those holders.

As required by ASX, the Company and APL note that ASX reserves the right (but without limiting its absolute discretion) to remove the Trust or the Company or both from the official list if any of the shares in the Company and the units in the Trust cease to be "stapled" together or any equity securities are issued by the Company or the Trust which are not stapled to equivalent securities in the other entity.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

AUSTRALAND PROPERTY GROUP/ALZ

RANGE OF UNITS REPORT

	1 to 1,000	1,001 to 5,000	5,001 to 10,000	10,001 to 100,000	100,001 to (MAX)	TOTAL
FP / STAPLED SECURITIES						
Holders						
Issuer	76	415	295	278	27	1,091
Chess	372	2,010	1,503	1,496	91	5,472
Total	448	2,425	1,798	1,774	118	6,563
Units						
Issuer	53,529	1,331,074	2,340,929	7,221,661	324,907,141	335,854,334
Chess	269,920	6,364,695	11,659,080	34,417,314	142,607,322	195,318,331
Total	323,449	7,695,769	14,000,009	41,638,975	467,514,463	531,172,665
TOTAL HOLDERS	**6,563**					
TOTAL UNITS	**531,172,665**					

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*** TOP 20 HOLDERS ***

AUSTRALAND PROPERTY GROUP/ALZ

CLASS: FP /STAPLED SECURITIES

NAME	UNITS	% I/C	RANK
AUSPROP HOLDINGS LIMITED	246,175,497	46.35	1
AUSTVALE HOLDINGS LTD	65,918,489	12.41	2
CITICORP NOMINEES PTY LIMITED	45,090,326	8.49	3
J P MORGAN NOMINEES AUSTRALIA LIMITED	17,139,875	3.23	4
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	12,511,918	2.36	5
ECAPITAL NOMINEES PTY LIMITED	7,625,562	1.44	6
WESTPAC CUSTODIAN NOMINEES LIMITED	6,747,007	1.27	7
NATIONAL NOMINEES LIMITED	6,139,650	1.16	8
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	5,718,167	1.08	9
CITICORP NOMINEES PTY LIMITED	3,013,564	0.57	10
GUARDIAN TRUST AUSTRALIA LIMITED	2,828,433	0.53	11
ANZ NOMINEES LIMITED	2,647,948	0.50	12
CITICORP NOMINEES PTY LIMITED	2,475,000	0.47	13
WARBONT NOMINEES PTY LTD	2,412,801	0.45	14
SMARTEC INVESTMENTS PTY LTD	2,400,000	0.45	15
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	2,150,677	0.40	16
MILTON CORPORATION LIMITED	1,872,276	0.35	17
DIVERSIFIED UNITED INVESTMENT LIMITED	1,750,000	0.33	18
MACRONET INFORMATION PTE LTD	1,729,713	0.33	19
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	1,687,186	0.32	20
*** REPORT TOTAL ***	438,034,089	82.49	
*** REMAINDER ***	93,138,576	17.51	
*** GRAND TOTAL ***	531,172,665	100.00	

****

MASNET No. 5 OF 19.11.2003
Announcement No. 5

82-4507

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "ASCOTT INCREASES PRESENCE IN AUSTRALASIA - OPENS TWO NEW SERVICED RESIDENCES, REBRANDS FOUR PROPERTIES"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

Ascott news release.pdf Ascott - properties.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 19/11/2003 to the SGX

82-4507

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
Nº 8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6 220 8222
Facsimile
(65) 6 227 2220
Website
www.the-ascott.com
A member of CapitaLand

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
DALIAN
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

November 19, 2003
For Immediate Release

Contact:
Ida Lim (65) 9628 8339
Tay Cheng Cheng (65) 9010 0627

NEWS RELEASE

Ascott Increases Presence in Australasia -- Opens Two New Serviced Residences, Rebrands Four Properties

The Ascott Group, a leading international serviced residence chain, is substantially stepping up its presence in Australasia. It is launching 565 new upper-tier Somerset serviced apartments by opening two new residences and rebranding four properties by the end of the year.

This gives Ascott eight upper-tier Somerset properties in Australasia, commanding about 15 per cent market share of Melbourne's thriving upper-tier serviced apartment business and 10 per cent of Sydney's. Ascott's portfolio in Australasia will also expand by a third to 1,100 serviced apartments in 14 residences.

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, said that Ascott is stepping up its presence in the upper-tier serviced residence segment, in response to the growing international business activity in Australia.

"As Australia's strong economic growth continues, and as the global economic outlook improves, more multinational companies will expand their business in the country. We expect demand for upper-tier serviced apartments to outpace growth in the rest of Australia's accommodation market."

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Mr Liew added: "Since 1997, demand for serviced residences in the country has risen 83.5 per cent, far exceeding the hotel industry demand growth of 16.5 per cent. With eight Somerset properties, and critical mass in the key Sydney and Melbourne markets, Ascott is well positioned to seize a large share of growth potential in the industry."

International Network

Mr Eugene Lai, Ascott's chief executive officer, said: "Increasingly multinational companies prefer to manage globally the accommodation needs of their mobile workforce. Ascott with its network of serviced residences in Asia Pacific and Europe has a distinct advantage in Australasia. The highly fragmented industry here comprises numerous domestic operators, 70 per cent of whom are small independent concerns."

Mr Lai said that the upper-tier Somerset brand has proven a winner with multinational companies in Australasia. Somerset Hyde Park in Sydney, and Somerset Botanic Gardens in Melbourne which was rebranded in July, are occupancy leaders in their cities.

In Asia, the Somerset serviced residence brand is a market leader, outperforming its competitive set in most cities. Ascott operates over 13,500 serviced residence units in 38 cities in Asia, Australasia and Europe. Ascott is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia Pacific.

Mr Lai said that Ascott is popular with multinational companies as its network of international serviced residences and support systems offer easy, speedy and cost effective solutions for managing the accommodation needs of staff across multiple cities. The new Somerset residences feature stylish quality apartments, central locations, and services tailored for the traveling executive.

Stylish Apartments

The apartments in the new 173-unit Somerset North Ryde in Sydney and 135-unit Somerset on Elizabeth in Melbourne were opened last month. The upgrading and rebranding of the 64-unit Somerset Gordon Place, 119-unit Somerset Darling Harbour in Sydney, 56-unit Somerset on the Pier and 18-unit Somerset on Salamanca in Hobart, will be completed by the end of the year.

Somerset North Ryde in Sydney's northwestern technology belt offers apartments with scenic views of Lane Cove National Park, and latest communications facilities such as wireless internet connectivity and meeting rooms with video conferencing equipment.

Somerset on Elizabeth in the heart of Melbourne's CBD, and close to Bourke Street Mall, Chinatown and Queen Victoria Market, offers one to two-bedroom suites with designer décor.

Rebranded Residences
The rebranded properties feature new interior design, modern equipment and recreational facilities. Renovations at Somerset Gordon Place aim to restore the building to its former historical prominence in Melbourne's CBD. Its Victorian 1880's façade has been retained while its spacious apartments feature chic contemporary décor.

Somerset Darling Harbour, a short walk from Sydney's CBD and harbour attractions, offers stylish studio to three-bedroom suites and a wide range of fitness facilities.

Somerset on the Pier, a waterfront residence and stunning transformation of a 1930's Hobart pier, won the Tasmanian Tourism Award for deluxe accommodation earlier this month (November).

Somerset on Salamanca, a short walk from Hobart's city centre, Battery Point and Sullivan's Cove Harbour, offers picturesque studio to two-bedroom suites with private balconies or courtyards.

In Australasia, Ascott operates a luxury The Ascott serviced residence in Auckland, eight upper-tier Somerset serviced residences and five mid-tier Oakford serviced residences in Sydney, Melbourne and Hobart.

The rebranding and property openings are not expected to have any material impact on the company's financial results for the current financial year.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : November 19, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

- End -

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About The Ascott Group's Properties in Australasia

In Australia

A. New Serviced Residences

Somerset North Ryde – 173 units, North Ryde, Sydney

Located in Sydney's northwestern technology belt, Somerset North Ryde is opposite the hi-tech Riverside Corporate Park, also known as Sydney's Silicon Valley. It is a 20-minute drive from the central business district and 15-minute drive from Homebush Bay, site of the 2000 Sydney Olympics.

Its stylish studio and one-bedroom suites feature private balconies with scenic views of Lane Cove National Park. Facilities include wireless Internet connectivity in common areas, meeting rooms with video conferencing equipment, and a seafood restaurant.

Somerset on Elizabeth – 135 units, Melbourne CBD

In the heart of Melbourne's CBD, Somerset on Elizabeth is a short stroll from Bourke Street Mall, near Flinders Street railway station and Queen Victoria Market. Its one and two-bedroom suites project a stylish, urban ambience. The residence offers conference facilities, a scenic rooftop plaza, gym, sauna, jogging track and swimming pool.

B. Rebranded Serviced Residences

Somerset Gordon Place - 64 units, Melbourne CBD

The residence in Melbourne's CBD is a short walk to theatres, Bourke Street Mall and Chinatown. The unique National Trust listed property features beautiful 1880s period architecture surrounding a spacious inner courtyard with a majestic 100-year-old palm tree. It comprises studio, one and two-bedroom suites, with facilities such as a spa, swimming pool and gym.

Somerset Darling Harbour - 119 units, Darling Harbour, Sydney

Facing Cockle Bay and Darling Harbour, the residence is within walking distance of Sydney's CBD and tourist attractions. Facilities include a bar and brasserie, indoor pool, spa and sauna. Units range from studio to three-bedroom suites.

Somerset on the Pier - 56 units, Elizabeth Street Pier, Hobart

Surrounded by water on three sides, the residence offers panoramic views of Derwent River and Hobart's waterfront activities. Units range from one-bedroom suites to family residences with loft-style bedrooms.

Somerset on Salamanca - 18 units, Salamanca Place, Hobart

A short walk from Salamanca Place's popular weekend market, the residence offers studio to two-bedroom suites, with a private balcony or courtyard.

C. Existing Residences

In Sydney

Somerset Hyde Park - 53 units, Sydney CBD

In the heart of Sydney's CBD and overlooking Hyde Park, each of the residence' one and two-bedroom apartments features a private balcony and designer bedrooms. Facilities include an indoor heated pool, gym, spa, sauna, café and residents' lounge.

Oakford City West - 31 units, Camperdown

Close to the Royal Prince Alfred Hospital and Sydney University, the residence is a short stroll

from Newtown and Glebe's restaurants and markets. Three kilometres from Sydney's CBD, and a five-minute drive from Darling Harbour, the residence offers one and two-bedroom apartments, a pool and café.

In Melbourne

Somerset Botanic Gardens - 127 units, St Kilda Road

The residence on tree-lined St Kilda Road is minutes from Melbourne's CBD and cosmopolitan South Yarra. Facilities include an indoor pool, sauna, spa, gym, restaurant and conference centre. Units range from studio to two-bedroom suites, some with balconies overlooking Melbourne's Royal Botanic Gardens.

Oakford on Collins - 54 units, Melbourne CBD

At the corner of Collins and Swanston streets, the residence is in the heart of the city's business, shopping and entertainment districts. Next to the Regent and Athenaeum theatres, it is a short walk from the Southbank and Arts Centre. Units comprise one and two-bedroom apartments.

Oakford Gordon Towers - 54 units, Melbourne CBD

The property in the CBD is a stroll away from the waterfront restaurants and boutiques at Southgate, and a short tram ride from Queen Victoria Market and the shopping villages of St Kilda and Chapel Street. The residence offers one and two-bedroom suites, a pool, spa and gym.

Oakford on Lygon - 53 units, Carlton

Next to the popular Lygon Street entertainment district in the CBD, the residence is close to the cafés of downtown Carlton, Melbourne's 'Little Italy', Royal Exhibition Building, hospitals and universities are nearby. The property offers one to three-bedroom suites and a business centre.

Oakford The Mews - 40 units, South Yarra

Surrounded by boutiques and cafés, the residence is adjacent to the fashionable Prahran Market and close to the shops and restaurants at Chapel Street and Toorak Road. Units range from one to three-bedroom apartments.

D. Corporate Leasing

The Ultimate Apartments - 24 units, South Yarra

The residence is close to the shopping and dining areas at Chapel Street and Toorak Road. Units comprise two and three-bedroom apartments.

Potts Point Apartments - 35 units, Potts Point

Offering views of the Sydney Opera House and Sydney Harbour Bridge, the residence is minutes from the CBD. Units range from studio apartments to penthouses.

In New Zealand

The Ascott Metropolis – 160 units, Auckland

Located in the shopping districts of Queen Street and High Street, the residence is near restaurants and businesses and a short stroll from Auckland's harbour. The luxurious residence, restored from a Magistrate's Courthouse, features an Oamaru limestone exterior, onyx ceiling, and elegant studio to two-bedroom suites.

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Ascott's Serviced Residences in Australasia

	Australia		
Sydney	**Units**	***Melbourne***	**Units**
Somerset Darling Harbour	119	Somerset Botanic Gardens	127
Somerset Hyde Park	53	Somerset Gordon Place	64
Somerset North Ryde	173	Somerset on Elizabeth	135
Oakford City West	31	Oakford Gordon Towers	54
Hobart		Oakford on Collins	54
Somerset on the Pier	56	Oakford on Lygon	53
Somerset on Salamanca	18	Oakford The Mews	40
	New Zealand		
Auckland			
The Ascott Metropolis	160		

ABOUT THE ASCOTT GROUP

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 110 properties across 38 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand Limited's core businesses in residential, commercial and industrial property and property related services, such as property funds and real estate financials, are focused in selected gateway cities in China, Australia and the UK. Its hospitality businesses, in serviced residences and hotels, have a global footprint in more than 50 cities worldwide.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

MASNET No. 52 OF 27.11.2003
Announcement No. 52

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CAPITALAND LIMITED

CAPITALAND BUYS ITS FIRST SHOPPING MALL IN TOKYO FOR S$80M. MALL IS SEED INVESTMENT FOR CAPITARETAIL JAPAN FUND

CL's news release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 27/11/2003 to the SGX

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CapitaLand

For Immediate Release
27 November 2003

CapitaLand buys its first shopping mall in Tokyo for S$80m

Mall is seed investment for CapitaRetail Japan Fund

Singapore, 27 November 2003 – CapitaLand Limited's newly-established wholly-owned subsidiary, CapitaRetail LPM Tokutei Mokuteki Kaisha ("CRTMK"), has signed a sale and purchase agreement with Green Palace Yugen Kaisha ("GPYK"), to acquire La Park Mizue, a suburban retail mall in Tokyo, Japan for approximately S$80 million. La Park Mizue, CapitaLand's first retail mall in Japan, is intended to be seed investment for its proposed US$200-US$300 million private retail property fund, CapitaRetail Japan Fund.

CapitaRetail Japan Fund, when established, will invest in retail assets in Japan which have a secured and steady annuity income, and have the potential for asset enhancement. The Fund will target institutional investors including pension funds, insurance companies and other institutions interested in retail assets in Japan. Its targeted annual distribution yield is 7%-10%, with a total return of 10%-13%.

Mr Liew Mun Leong, President and CEO of CapitaLand Limited, said, "CapitaLand's acquisition of La Park Mizue further increases our presence in Japan. Currently we have businesses in the office, hotel and serviced residence sectors. With this acquisition and the proposed Fund, we would have added real estate capital market operations to our business in Japan, leveraging on CapitaLand's unique expertise in retail property management and fund management. We are encouraged by the positive initial interest in the Fund from investors and are confident of the long-term outlook for the Japanese retail property market. With La Park Mizue, we will manage 33 malls in the Asia Pacific covering Singapore, China, Malaysia, Indonesia and now Japan."

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Said Mr Kee Teck Koon, CEO of CapitaLand Commercial and CapitaLand Financial, "La Park Mizue is a quality asset located in the Edogawa ward which has more than 600,000 residents. It is situated in a prime location next to the Mizue station of the Shinjuku-Toei subway line. As the largest shopping mall in the Mizue suburb, La Park Mizue caters to the daily needs of the residents in this suburb. We intend to utilise our integrated retail management skill sets to enhance this shopping mall to provide higher income and capital upside to investors."

La Park Mizue is a 5-storey retail building with two basement floors, located in the Mizue area of Tokyo's Edogawa Ward. The freehold property has a net floor area of approximately 180,000 square feet. Completed in April 1992, the mall is currently 100% occupied, with the anchor tenant leases expiring in Year 2012. Its projected net property income yield is in excess of 6% and this will enable the Fund to meet its targeted yearly distribution of 7%-10% to the investors.

CapitaLand launched Singapore's first listed real estate investment trust (REIT) in 2002, CapitaMall Trust ("CMT"), which invests in quality income-producing retail properties in Singapore. In September 2003, CapitaLand Commercial set up a private retail property fund, CapitaRetail Singapore Fund, to hold three suburban retail malls in Singapore under a securitisation structure. These malls, collectively worth approximately S$500 million, are Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses are in residential, commercial and industrial property and property-related services, such as property funds and real estate financials. The real estate business is focused in selected gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

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The Company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

For more information on CapitaLand, please visit **www.capitaland.com.sg**

Issued by: CapitaLand Limited
Date: 27 November 2003

For media enquiries, please contact:
Mok Lai Siong, DID : +65 68233543

For analyst enquiries, please contact:
Harold Woo, DID: +65 68233210